SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME [Taxpayer Identification Number] 06.164.253/0001-87

NIRE 35.300.314.441

MANAGEMENT PROPOSAL

For the

Annual General Meeting

April 28, 2023

Document approved at the Board of Directors Meeting held on March 27, 2023

1. PRELIMINARY REMARKS	3
2. ANNUAL GENERAL MEETING	4
2.1. DOCUMENTS AND INFORMATION FOR COMPLIANCE WITH CVM RESOLUTIONS 81/2022 AND 80/2022	4
2.1.1. PROPOSAL FOR THE OVERALL REMUNERATION OF THE MANAGERS FOR FISCAL YEAR 2023	4
2.1.2. MANAGEMENT’S PROPOSAL FOR ALLOCATION OF INCOME FOR THE YEAR 2022	5
2.1.3. MANAGEMENT’S COMMENTARY ON THE COMPANY’S FINANCIAL POSITION (ITEM 2 OF THE REFERENCE FORM)	6
2.1.4. INFORMATION REGARDING CANDIDATES NOMINATED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS, PURSUANT TO ITEMS 7.3 TO 7.6 OF THE REFERENCE FORM	44
2.1.5. MANAGEMENT COMPENSATION (ITEM 8 OF THE REFERENCE FORM)	94
3. ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE ON THE COMPANY’S FINANCIAL STATEMENTS	146
4. STATEMENT BY THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE COMPANY’S FINANCIAL STATEMENTS	149
5. STATEMENT BY THE MANAGEMENT THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE OPINIONS EXPRESSED IN THE INDEPENDENT AUDITORS’ REPORT	150
6. OPINION OF THE FISCAL COUNCIL	151
7. STATEMENT BY OF THE CANDIDATES TO THE BOARD OF DIRECTORS	152
8. STATEMENT BY THE BOARD OF DIRECTORS	153

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME [Taxpayer Identification Number] 06.164.253/0001-87

NIRE 35.300.314.441

1.    PRELIMINARY REMARKS

The Management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) informs that the documents listed below, and attached to this document, are already available to the Shareholders at the Company’s headquarters and disclosed on the websites of: Investor Relations (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão (“B3”)(www.b3.com.br). We emphasize that this disclosure complies with the legal determinations in effect, as well as with CVM Resolution no. 80, of March 29, 2022 (“RCVM 80”), CVM Resolution no. 81, of March 29, 2022 (“RCVM 81”), as amended, and to the Annual Circular Letter 2023 CVM/SEP issued by the CVM’s Corporate Relations Superintendence.

•	Annual Management Report;
•	Copy of the Financial Statements;
•	Report of the Independent Auditors;
•	Statement by the Managers that they have reviewed, discussed and agreed with the Company’s financial statements;
•	Statement by the Managers that they have reviewed, discussed, and agree with the opinions expressed in the Independent Auditors’ Report;
•	Annual Report and Opinion of the Company’s Statutory Audit Committee;
•	Release of results for the 4th quarter 2022;
•	Standardized Financial Statement Form – DFP;
•	Opinion of the Fiscal Council; and
•	Comparative table that includes (a) the proposed amendments to the Bylaws, and (b) the origin and justification of the amendments, in accordance with Article 12 of RCVM 81

2.    ANNUAL GENERAL MEETING

2.1. DOCUMENTS AND INFORMATION FOR COMPLIANCE WITH CVM RESOLUTIONS 81/2022 AND 80/2022

2.1.1.       PROPOSAL FOR THE OVERALL REMUNERATION OF THE MANAGERS FOR FISCAL YEAR 2023

The Company’s Management proposes a global and annual gross amount of R$ 30,641,419.30 (thirty million, six hundred and forty-one thousand, four hundred and nineteen reais and thirty cents, twenty) for the compensation of the Company’s Managers (Board of Directors and Executive Board) for the year 2023, observing the provisions in the legislation in force and in the Company’s Bylaws. Said value includes labor and tax charges on salary amounts. The net amount for Managers’ remuneration for the year 2023, corresponding to R$ 27,230,610.98 (twenty-seven million, two hundred and thirty thousand, six hundred and ten reais, ninety-eight cents twenty), which represents an increase of 25% (twenty-five percent) compared to the global net remuneration paid to the Managers in 2022. The variation, still reflects the impacts of the COVID-19 pandemic that extended and had as a consequence the non-attainment of the trigger for distribution of Bonus in 2022, it being certain that for 2023 there is the expectation of resumption and with it the achievement of corporate goals.

For fiscal year 2022, a proposal for net remuneration of the managers in the amount of R$25,158,064.15 (twenty-five million, one hundred and fifty-eight thousand, sixty-four reais and fifteen cents) was approved. The amount effectively realized during this period was R$21,079,081.33 (twenty-one million, seventy-nine thousand, eighty-one reais, and thirty-three cents), which represents a reduction of 16% (sixteen percent) in relation to the net amount approved.

Additional and detailed information, pursuant to Article 13, item II of CVM Resolution 81/2022, as per item 8 of the Reference Form, are available in item 2.1.5 of the Management Proposal, at the Company’s headquarters and on the Investor Relations websites (http://www.voegol.com.br/ri), of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, March 27, 2023.

THE MANAGEMENT

2.1.2.       MANAGEMENT’S PROPOSAL FOR ALLOCATION OF INCOME FOR THE YEAR 2022

The Company’s Management, in compliance with item II of the Sole Paragraph of Article 10 and Annex A of CVM Resolution No. 81/2022, as amended, provides the proposed allocation of income for the year ended December 31, 2022.

Having in consideration that the Company recorded a loss for the fiscal year ended December 31, 2022, the presentation of the allocation of net income, in accordance with RCVM 81 is not applicable.

São Paulo, March 27, 2023

THE MANAGEMENT

2.1.3. MANAGEMENT’S COMMENTARY ON THE COMPANY’S FINANCIAL POSITION (ITEM 2 OF THE REFERENCE FORM)

Pursuant to art. 10, item III, of CVM Resolution No. 81, dated March 29, 2022, as amended, the Company provides the management’s comments on the Company’s financial position corresponding to item 2 of the Reference Form (“FRE”).

ITEM FRE 2.1 FINANCIAL AND ASSET CONDITIONS

The financial data referred to below is extracted from our consolidated financial statements for the fiscal year ended December 31, 2022. These financial statements were prepared under the responsibility of our management, in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil. The accounting practices adopted in Brazil comprise those included in the Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and CVM.

Finally, the information included in this section concerning our industry, financial indicators, as well as estimates regarding market shares, was obtained through internal surveys, public information, and publications on the industry. There was included information from reports prepared by official public sources, such as the Central Bank of Brazil (BACEN), the Brazilian Institute of Geography and Statistics (IBGE), the National Civil Aviation Authority (ANAC), the Brazilian Airport Infrastructure Company (INFRAERO), among others. The information contained in these publications is extracted from sources believed to be reliable, but we cannot guarantee the accuracy and completeness of such information. These internal surveys and estimates have not been independently verified.

The amounts presented herein are expressed in thousands of Reais, unless indicated otherwise.

a.       general financial and asset conditions

The first days of 2022 were marked by a significant increase in the number of Covid-19 cases, with the spread of the “Omicron” variant, which led to the cancellation of flights by several airlines in Brazil and worldwide. GOL through its flexible business model based on a single type of fleet did not observe impacts in its operation in the period, with the maintenance of regularity above 99% and great relevance in the domestic market.

In February 2022, Russia began a military invasion of the Ukraine, marking a sharp escalation of the existing conflict between these countries. The invasion received wide condemnation from the international community, including sanctions imposed with the aim of crippling the Russian economy.

As a result of the invasion, prices for Brent and WTI oil and for Heating Oil and Jet Fuel distillates were up sharply for much of 2022, reaching $100 a barrel and ended the year at close to $80, higher than in the previous period. This increase has a direct effect on aviation fuel. In view of this increase, the Company uses its capacity management to optimize the pricing of its tariffs, increase productivity and optimize costs, in addition to evaluating strategies to protect future exposure and participate in sector negotiations in order to mitigate the impact on the operating margin.

Throughout this period, Management maintained discipline in capacity management and in balancing the Company’s working capital in order to ensure the sustainability of the business, considering its positioning in the domestic market and the Company’s financial position.

Total liquidity (cash, cash equivalents, short and long-term financial investments and accounts receivable) totaled R$1,480.2 million on December 31, 2022 (R$1,710.6 million on December 31, 2021) and represented, at the end of 2022, 9.7% of our net operating revenues for the last twelve months (23.0% in 2021). Given the challenging scenario, Management has been committed on a daily basis to honor the Company’s financial commitments and preserve the cash and liquidity position.

In the year ended December 31, 2022, GOL concluded important initiatives to strengthen its capital structure and cash generation, such as:

•	The Company’s capital increase of R$948 million, carried out by American Airlines, within the scope of the investment agreement signed between it and the Company, as per the notice to shareholders on 04/13/2022;
•	Issue of Senior Secured Amortizing Notes, by its subsidiary GOL Finance, in exchange for full compliance with certain obligations under the lease agreements;
•	Formalization by Gol Linhas Aéreas S.A (“GLA”), a closely-held company controlled by the Company, of the 10-year cargo service agreement with Mercado Livre, with the provision of 6 dedicated cargo aircraft.

On December 31, 2022, Our current liquidity ratio, calculated by dividing current assets by current liabilities was 0.22 times, compared to 0.24 times in 2021.

The Company’s gross debt, consisting of loans and financing and leases, at December 31, 2022 was R$23,141.9 million, compared to R$22,663.0 million at December 31, 2021.

The following is a summary of the consolidated balance sheet accounts for the years ended December 31, 2022 and 2021:

Consolidated Balance Sheet (in millions of reais)	2022	2021
Cash and cash equivalents	169.035	486.258
Short-term financial investments	404.113	291.363
Accounts Receivable	887.734	850.683
Short-term deposits	380.267	191.184
Long-term financial investments	19.305	82.326
Long-term deposits	2.279.503	1.757.842
Fixed Assets	9.588.696	7.675.170
Other Assets – short and long-term	3.241.632	3.067.517
Total Assets	16.970.285	14.402.343

Short-term loans	1.126.629	634.614
Short-term leases payable	1.948.258	2.057.687
Transportation to be executed	3.502.556	2.670.469
Short-term mileage program	1.576.849	1.298.782
Long-term loans	10.858.262	11.265.416
Long-term leases payable	9.258.701	8.705.297
Long-term mileage program	292.455	318.349
Other Liabilites – short and long term	9.765.390	8.505.407
Total Liabilities	38.329.100	35.456.021

Shareholders’ Equity	(21.358.815)	(21.053.678)

On December 31, 2022 and 2021, our total fleet was as shown in the table below:

Total Fleet at the End of the Period	2022	2021
B737-700 NG	20	23
B737-800 NG	88	89
MAX 8	38	23
Total (Boeing 737)	146	135

The Company leases its entire fleet of aircraft. On December 31, 2022, the total fleet was comprised of 146 aircraft, of which 142 were leases without an option to buy and 4 leases with an option to buy.

b.       capital structure

Equity

On December 31, 2022 our shareholders’ equity totaled a deficit of R$21,358.8 million, while on December 31, 2021, shareholders’ equity registered a deficit of R$21,053.7 million. This variation is mainly due to the loss incurred in the year ended December 31, 2022, partially offset by the capital increase made in the context of the investment agreement with American Airlines.

On December 31, 2022, the capital stock was represented by 3,200,516,281 shares, of which 2,863,682,710 were common shares and 336,833,571 preferred shares. Mobi Fundo de Investimento em Ações no exterior (“MOBI”) held 99.9% of our common shares and 38.9% of our preferred shares, while PATH-Brazil LLC (“PATH-Brazil”) and Aller Participações S.A. (“ALLER”) held 3.2% and 0.5% of our preferred shares, respectively, totaling 53.9% of our total capital stock. These entities are owned by the same owners, which includes as final beneficiaries of the Company the indirect controllers: Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino. On December 31, 2022, the Company had 40.1% of our preferred shares outstanding.

On March 14, April 6, and September 30, 2022, the Company’s Board of Directors approved the capital stock increases in the amounts of R$352, R$342, and R$591, with the issuance of 35,673, 40,513, and 165,566 preferred shares, respectively, all nominative and without par value, resulting from the exercise of stock options granted to eligible employees under the Stock Option Plan.

Under the investment agreement signed between the Company and American Airlines and considering the shareholders who exercised their preemption right on May 20, 2022, The Board of Directors approved a new capital increase with the issue of 22,230,606 nominative preferred shares with no par value, totaling R$948,580, less costs incurred of R$2,319, of which R$1.00 (one real) is allocated to the capital stock and the remainder to the capital reserve.

The percentage interests of each shareholder indicated in the table below are based on the number of 2,863,682,710 common shares and 336,833,571 preferred shares as of December 31, 2022.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%(1)
MOBI(2)	2.863.682.150	100,00%	131.139.776	38,93%	2.994.821.926	50,87%
AMERICA AIRLINES, INC.	-	0,00%	22.224.513	6,60%	22.224.513	5,31%
PATH-Brazil(2)	-	0,00%	10.846.688	3,22%	10.846.688	2,59%
Others(3)	560	0,00%	4.745.440	1,41%	4.746.000	1,14%
Market	-	0,00%	167.877.154	49,84%	167.877.154	40,09%
Total	2.863.682.710	100,00%	336.833.571	100,00%	3.200.516.281	100,00%
(1)	Considering the economic potential, since preferred shares are entitled to a dividend of 35 times the dividend paid per common share.

(2)	MOBI and PATH-Brasil are directly controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino. It is important to point out that Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are full members of the Company’s Board of Directors.
(3)	Includes 385 common shares and 1,970,920 preferred shares owned directly and indirectly by members of the controlling family participating in the Board of Directors. Does not consider the shares held indirectly through MOBI and PATH-Brazil.

Third-Party Capital

Not applicable.

Capital Structure

The following table shows our capital structure in terms of third-party capital’s share of our total capital as of December 31, 2022 and 2021:

	12/31/2022	12/31/2021
Total loans and financing	(11.984.891)	(11.900.030)
Total leases payable	(11.206.959)	(10.762.984)
(-) Cash and cash equivalents	169.035	486.250
(-) Financial investments	423.418	373.689
A - Net Debt	(22.599.397)	(21.803.067)
B - Total negative shareholders’ equity	21.358.815	21.053.678
C = (B + A) - Total capital	(1.240.582)	(749.389)

Net debt = total debt (short and long term) minus total cash (cash and cash equivalents + financial investments);

Total capital = net debt + equity;

Possibility of Redemption of Shares

We inform that there is no possibility of redemption of our shares, other than the legal hypotheses.

c.       ability to pay in relation to the financial commitments assumed

Liquidity

To manage our liquidity, we take into account our total cash as well as our receivables balances. Our accounts receivable are affected by the timing of our credit card receivables. Our customers can purchase tickets by paying in installments on credit cards, usually generating a gap of one to two months between the payment of our suppliers and expenses and the actual receipt of revenues from our services. When necessary, we obtain loans to finance our working capital, which can be secured by our receivables, to finance the sale-receipt cycle.

The table below presents consolidated financial information used in liquidity analyses:

	2022	2021	Var. (22/21) %
Cash and cash equivalents	169.035	486.258	(65,2)%
Financial investments	423.418	373.869	13,3%
Accounts Receivable	887.734	850.683	4,4%
Total Liquidity	1.480.187	1.710.630	(13,5)%

On December 31, 2022, the “total cash” (cash, cash equivalents, short and long-term financial investments) reached R$592.5 million, consisting of R$169.1 million of cash and cash equivalents balance, R$404.1 million in short-term financial investments and R$19.3 million in long-term financial investments.

On December 31, 2022, our dry liquidity ratio, calculated by dividing the sum of cash and cash equivalents, financial investments, and accounts receivable recorded under current assets by current liabilities was 0.11, compared to 0.15 in 2021.

On December 31, 2022, we had negative net working capital of R$10,867.7 million, due to (i) the increase in the balances of transport to be carried out and the mileage program, as a result of the resumption of operations; (ii) investments in working capital, fleet maintenance and the acquisition of Boeing 737 MAX aircraft; and (ii) disbursements made for lease and deposit payments. Since the onset of the global pandemic, and in response to this scenario, we have successfully taken a number of measures to protect our liquidity and cash position, including adjusting our airline network, renewing and deferring short-term obligations, including debt and certain lease obligations, and reducing fixed and variable costs. We will continue to take action with our suppliers and counterparties, who have been very cooperative in our efforts to keep our costs down and preserve our liquidity.

d.       sources of financing for working capital and investments in non-current assets used

When necessary, we obtain loans to finance our working capital, which can be secured by our receivables, to finance the sale-receipt cycle. The Company has a liquidity position (cash, cash equivalents, short and long-term financial investments, and accounts receivable) that represented 9.7% of our net operating revenues for the last twelve months. The Company is also committed to avoiding maturity pressure on significant financial debt over a two-year horizon in order to ensure healthy liquidity levels.

e.       sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company´s strategy is to rely primarily on cash flows from operations to obtain working capital for current and future operations. The Company´s operating cash flows are affected by the requirement of some aircraft operating lease agreements, which establish maintenance deposit reserve accounts for these aircraft, with funds at specific levels. The funds will be taken from maintenance reserve accounts for the reimbursement of certain structural maintenance expenses incurred. We believe that the amounts already deposited, and to be deposited, plus our own cash resources, are sufficient to cover our future aircraft and maintenance costs for the duration of the respective operating leases.

The Company expects to make payments for the acquisition of aircraft using funds from loans contracted through short-term credit lines and/or vendor financing and from revenues from our operations. We expect to finance the balance of the purchase price of the Boeing 737-MAX aircraft through a combination of sources, such as cash and cash equivalents arising from our operations, low-interest bank financing agreements, sale-leaseback transactions from the purchaser, offers of debt or equity securities and/or vendor financing. As of December 31, 2022 we have R$416.3 million in balances of advances for the acquisition of aircraft.

f.       levels of indebtedness and the characteristics of such debts

(i)       relevant loan and financing contracts

Our loans and financing as of December 31, 2022 and 2021 were made up as follows:

	Consolidated
	2021										2022
	Current	Non-current	Total	Funding	Unrealized ESN result (*)	Payment of principal	Interest incurred	Interest paid	Exchange rate variation	Cost amortizations	Total	Current	Non-current
In R$:
Debentures	109.519	1.055.249	1.164.768	-	-	(82.574)	187.332	(211.713)	-	14.206	1.072.019	640.046	431.973
Working capital	48.239	9.757	57.996	110.000	-	(51.383)	10.447	(11.279)	-	-	115.781	76.710	39.071

In US$:
Secured Financing Ex-lm Bank	99.396	-	99.396	-	-	(91.231)	1.415	(988)	(9.931)	1.339	-	-	-
Import Financing	138.034	-	138.034	-	-	(51.889)	8.780	(8.669)	(9.063)	-	77.193	77.193	-
ESN 2024	40.764	1.947.463	1.988.227	-	(132.626)	-	207.028	(84.037)	(128.292)	7.129	1.857.429	38.114	1.819.315
Spare Engine Facility	24.651	125.106	149.757	-	-	(17.321)	4.848	(3.478)	(9.860)	282	124.228	30.265	93.963
Senior Notes 2025	105.797	3.598.981	3.704.778	-	-	-	234.900	(239.917)	(237.683)	9.194	3.471.272	98.919	3.372.353
Senior Secured Notes 2026	-	3.451.977	3.451.977	-	-	-	268.457	(271.848)	(232.429)	56.072	3.272.229	-	3.272.229
Senior Secured Amortizing Notes	-	-	-	1.003.279	-	-	-	-	-	-	1.003.279	121.111	882.168
Loan Facility	50.471	218.040	268.511	-	-	(79.366)	11.372	(10.944)	(17.964)	255	171.864	27.682	144.182
Perpetual Bonuses	17.743	858.843	876.586	-	-	-	69.533	(69.778)	(56.744)	-	819.597	16.589	803.008
Total	634.614	11.265.416	11.900.030	1.113.279	(132.626)	(373.764)	1.004.112	(912.651)	(701.966)	88.477	11.984.891	1.126.629	10.858.262

Below is a summary table of the Company's relevant loan and financing agreements, in effect on December 31, 2022

Mode	Maturities	Interest Rate(*)	Currency
Debentures	10/2024	18.76% p.a.	Real
Working capital	10/2025	18.84% p.a.	Real
Import Financing	03/2023	11.59% p.a.	US Dollar
ESN	07/2024	3.75% p.a.	US Dollar
Spare Engine Facility	09/2024	6.00% p.a.	US Dollar
Senior Bonus 2025	01/2025	7.00% p.a.	US Dollar
Senior Bonus 2026	06/2026	8.00% p.a.	US Dollar
Senior Secured Amortizing Notes	06/2026	4.76% p.a.	US Dollar
Loan Facility	03/2028	7.11% p.a.	US Dollar
Perpetual Bonus	-	8.75% p.a.	US Dollar

(*) Refers to the average interest rate of the contracts on December 31, 2022.

The tables below show the maturity schedule of our long-term obligations arising from loans and financing effective December 31, 2022:

Financial Debt Schedule as of 12/31/22 (R$MM)	2024	2025	2026	2027	After 2027	No maturity	Total

In R$:
Debentures	431.973	-	-	-	-	-	431.973
Working capital	36.988	2.083	-	-	-	-	39.071

In US$:
ESN 2024	1.819.315	-	-	-	-	-	1.819.315
Spare Engine Facility	93.963	-	-	-	-	-	93.963
Senior Notes 2025	-	3.372.353	-	-	-	-	3.372.353
Senior Secured Notes 2026	-	-	3.272.229	-	-	-	3.272.229
Senior Secured Amortizing Notes	407.395	343.600	131.173	-	-	-	882.168
Loan Facility	23.583	24.177	66.260	4.568	25.594	-	144.182
Perpetual Bonuses	-	-	-	-	-	803.008	803.008
Total	2.813.217	3.742.213	3.469.662	4.568	25.594	803.008	10.858.262

The following describes our significant financial contracts in effect as of December 31, 2022:

Debentures

On October 29, 2018, GLA, a Company subsidiary, issued 88,750 simple, non-convertible debentures of the 7th series in the total amount of R$887.5 million and issuance costs of R$28,739, amortized over the period of the debt. The funds raised were used exclusively for the early settlement at face value of the 6th series of debentures that, as a consequence, had their costs fully written off in income.

During the years ended December 31, 2021 and 2020, GLA, the Company’s subsidiary, carried out renegotiations related to changes in the maturity of the series, early maturity clauses and the remuneration of these debentures. On October 26, 2021 GLA repurchased 4,250 debentures, totaling R$28,333.

On October 25, 2021 the 8th issue of debentures was carried out by GLA, a subsidiary of the Company, fully used to refinance the short-term debt of import financing lines of credit and for working capital, in the amount of R$620,217 and remuneration of CDI + 4.50% p.a. This issue will mature on October 27, 2024 and the payments of principal and interest will be monthly, after a vesting period of one (1) year for principal and six (6) months for interest.

Date of	R$ thousand		Rate	Date of
Operation	Principal	Costs and Discount	interest (p.a.)	Due date
10/25/2021	610.217	35.645	CDI + 4.50%	10/27/2024

During the year ended December 31, 2022, Debenture Holders’ General Meetings were held and resolved (i) to postpone the payment of the mandatory extraordinary amortization installment from October 13, 2022 to November 27, 2022; (ii) to postpone the payment of the mandatory extraordinary amortization installments and the current amortization, in addition to the mandatory guarantee composition, all of November 27, 2022 to December 12, 2022; (iii) postponing the payment of the mandatory extraordinary amortization installment and the mandatory guarantee composition, both from December 12, 2022 to February 27, 2023; and (iv) changing the current amortization date from December 27, 2022 to January 15, 2023.

On December 31, 2022, the amount recorded under current and non-current liabilities was R$640.0 million and R$432.0 million, respectively.

Working Capital

In 2020, 2021 and 2022 GLA, the Company’s subsidiary, raised funds under this modality, with the objective of maintaining and managing the Company’s working capital. Information about such financing is presented below:

Date of	R$ thousand	Rate	Date of
Operation	Principal	interest (p.a.)	maturity
04/20/2020	21.195	8,52%	07/20/2020
04/20/2020	72.000	10,03%	07/20/2020
04/20/2020	94.830	8,99%	08/18/2020
05/08/2020	147.871	CDI + 6.90%	08/07/2020
05/11/2020	10.013	8,60%	08/10/2020
05/13/2020	24.000	CDI + 8.00%	03/12/2021
05/15/2020	254.468	CDI + 2.50%	11/09/2020
10/07/2020	59.795	8,58%	12/07/2020
10/23/2020	10.000	6,90%	10/23/2025
11/26/2020	10.000	10,69%	19/05/2023
15/10/2021	40.000	CDI + 6.80%	13/04/2022
31/08/2022	70.000	CDI + 4.70% (CDI + 4.70%)	29/02/2024
20/09/2022	40.000	18,53%	20/09/2024

During the years ended December 31, 2022, 2021 and 2020, GLA, a subsidiary of the Company, renegotiated maturities of contracts of this type, with the maintenance of the guarantees of the operations. Such renegotiations had as the main change the maturity date and interest rate.

On December 31, 2022, the amount registered in current and non-current liabilities was R$76.7 million and R$39.1 million, respectively.

Import Financing (Finimp)

The import financing is a with private banks, used to finance the import of spare parts and aeronautical equipment.

Information about such financing is presented below:

Date of Operation New Capture	Amount		Rate Interest (p.a.)
	(US$ mil)	(R$ thousand)
19/02/2020	5.920	25.974	4,07%

During the years ended December 31, 2022, 2021 and 2020, GLA, the Company’s subsidiary, renegotiated the postponement of the maturities of contracts of this modality, with an impact on the interest rate, disclosed in the table above. The other conditions of these operations remained unchanged. Such operations are part of a facility for financing imports, with the objective of maintaining engines, purchasing spare parts and aeronautical equipment.

The total outstanding balance of these operations recorded under current liabilities as of December 31, 2022 was R$77.2 million.

Exchangeable Senior Notes (“ESN”)

GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes (“ESN”) in 2019, maturing in 2024, which will accrue nominal interest of 3.75% p.a., to be paid semi-annually. This operation was guaranteed by the Company and the subsidiary GLA.

Holders of ESN securities will have the right to swap them for American Depositary Shares (“ADSs”) where each represents two Company´s preferred shares. The initial swap rate for the securities is 49.3827 ADSs per US$1mil principal amount of the securities which equates to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous ADS offering described below, which was US$15.00 per ADS. The swap rate of the securities is subject to adjustment upon the occurrence of certain events.

Settlement of the securities can be made in cash, ADSs, or a combination of both.

On December 31, 2022, the portion corresponding to the option of converting the securities into shares at market value corresponds to R$17.8 million.

On December 31, 2022, the amount registered in current and non-current liabilities was R$38.1 million and R$1,819.3 million, respectively.

Spare Engine Facility

In 2018, GLA, a subsidiary of the Company, raised financing by issuing Guaranteed Notes to perform engine maintenance services. Information about such funding is presented below:

Date of	Principal		Costs		Rate	Due date
Operation	(US$ mil)	(R$ thousand)	(US$ mil)	(R$ thousand)	interest (p.a.)	Original
27/03/2018	10.503	34.928	603	2.005	Libor 3M + 0.75%.	24/01/2020
04/05/2018	10.463	36.951	567	2.001	Libor 3M + 0.75%.	24/03/2020
29/06/2018	10.299	39.710	399	1.538	Libor 3M + 0.75%.	29/04/2020
29/08/2018	10.301	42.597	401	1.658	Libor 3M + 0.75%.	30/06/2020
30/11/2018	10.203	39.417	303	1.170	Libor 3M + 0.75%.	30/09/2020

During the years ended December 31, 2021 and 2020, GLA, a subsidiary of the Company, renegotiated the postponement of the maturities of contracts of this modality, with changes in the interest rate and the maintenance of the guarantees of the operations.

On December 31, 2022, the amount registered in current and non-current liabilities was R$30.3 million and R$94.0 million, respectively.

Senior Bonus

As of December 11, 2017, Gol Finance (previously named GOL LuxCo S.A.), a subsidiary of the Company, issued a series of senior notes due 2025, in the amount of R$1,642,000 (US$500,000 on the funding date), with issuance costs of R$45,172 (US$17,283 on the funding date). On February 2, 2018, Gol Finance, a subsidiary of the Company, carried out the additional issuance of Senior Bonus VIII maturing in 2025, in the amount of R$486,735 (US$150 million on the funding date), with issue costs of R$8,578 (US$2,873 on the funding date). The Senior Bonus is guaranteed by the Company with semi-annual interest payments of 7.00% p.a. The funds raised are intended to be used to repurchase other Bonuses and for general corporate purposes. On December 31, 2022, the amount registered in non-current liabilities was R$3,372.4 million, in addition to interest payable registered in current liabilities of R$98.9 million.

In December 2020, Gol Finance raised Senior Secured Notes due June 2026 and secured by fiduciary alienation of certain assets: (i) substantially all of the Company’s intellectual property, including patents, trademarks, trademark names and domains; and (ii)spare parts for GLA aircraft. In May and September 2021, Gol Finance raised two new Senior Secured Notes, as additional and consolidated issues to the Senior Secured Notes issued in December 2020. The funding within the scope of this operation is presented below:

Date of	Principal		Costs		Rate	Date of
Operation	(US$ mil)	(R$ thousand)	(US$ mil)	(R$ thousand)	interest (p.a.)	maturity
23/12/2020	200.000	1.039.340	16.750	86.831	8,00%	30/06/2026
11/05/2021	300.000	1.569.660	11.997	62.784	8,00%	30/06/2026
28/09/2021	150.000	815.910	10.210	55.140	8,00%	30/06/2026

On December 31, 2022, the amount registered in the non-current liabilities of the Senior Secured Notes 2026 was R$3,272.2 million.

Senior Secured Amortizing Notes

On December 30, 2022 Gol Finance, a subsidiary of the Company, issued 5.00% Senior Secured Amortizing Notes due 2026 (Series A) and 3.00% Subordinated Secured Amortizing Notes due 2025 (Series B), for a total volume of $196 million.

The Notes were issued in exchange for full compliance, at 100% of face value, with certain lease payment obligations for aircraft that are under deferral arrangements, among other obligations that participating aircraft lessors have elected to exchange for Notes.

The Notes have an average vesting period of 12 months. After the vesting period, the Series A Notes will be amortized in ten equal quarterly installments and the Series B Notes will be amortized in nine equal quarterly installments and will be contractually subordinated to the Series A Notes. The Notes may be redeemed by Gol Finance, a subsidiary of the Company, at any time at face value and are guaranteed by an unencumbered fiduciary assignment of receivables by GOL Linhas Aéreas S.A. (“GLA”).

Date of	Principal		Costs		Rate	Date of
Operation	(US$ mil)	(R$ thousand)	(US$ mil)	(R$ thousand)	interest (p.a.)	maturity
30/12/2022	70.078	365.645	370	1.928	3,0%	30/06/2025
30/12/2022	125.700	655.865	3.125	16.303	5,0%	30/06/2026

On December 31, 2022, the amount registered in current and non-current liabilities was R$121.1 million and R$882.2 million, respectively.

Loan Facility

As of August 31, 2017, the Company raised a loan with the guarantee of 4 of the Company’s own engines in the amount of R$84.3 million (US$26.8 million on the funding date) and an issue cost of R$512 thousand (US$161 thousand on the funding date). As of June 28, 2018, GLA, a subsidiary of the Company, raised a financing with the guarantee of 1 of the Company’s own engines in the amount of R$43,913 (US$11,400 on the funding date) and an issue cost of R$578 (US$150 on the funding date). In this modality, the financing has monthly interest payment and amortization.

During the year ended December 31, 2020, GLA, a subsidiary of the Company, raised financing secured by the Company’s own engines. Information about such financing is presented below:

Date of Operation	Principal		Costs		Rate Interest (p.a.)
	(US$ mil)	(R$ thousand)	(US$ mil)	(R$ thousand)
20/03/2020	12.000	60.847	177	898	Libor 1M + 3.33%.

During the years ended December 31, 2021 and 2020, GLA, a subsidiary of the Company, renegotiated changes in the payment flows of the contracts of this modality, with an additional cost for the postponed installments.

On December 31, 2022, the amount registered in current and non-current liabilities was R$27.7 million and R$144.2 million, respectively.

Perpetual Bonus

On April 05, 2006, Gol Finance, a subsidiary of the Company (previously named GOL LuxCo S.A.), raised funds by issuing perpetual bonuses denominated in US dollars in the nominal amount of US$200 million with a fiduciary guarantee by the Company and its subsidiary GLA. The perpetual bonuses have no fixed maturity, and can be redeemed at face value after five years from the issue date, bearing interest at 8.75% p.a. The funds raised are for financing the acquisition of aircraft and bank financing with a guarantee from the U.S. Ex-Im Bank. On December 31, 2022, the amount registered in current liabilities, referring to interest, and non-current liabilities was R$16.6 million and R$803.1 million, respectively.

(ii)       other long-term relations with financial institutions

On December 31, 2022, We did not have any other long-term operations with financial institutions besides those mentioned in the previous item.

(iii)       degree of subordination between debts

In an eventual universal composition with creditors, the subordination among the obligations recorded in the liabilities payable will take place in accordance with law 11.101 of 2005:

•	Social and labor obligations;
•	Taxes to be collected;
•	Lease (real guarantee);
•	Loans and financing;
•	Unsecured credits;
•	Subordinated credits;
•	Dividends and interest on own capital.

Under our finance lease agreements, the lessor has priority over other creditors in the repossession of the aircraft under the terms of the applicable agreement.

There is no degree of subordination among the company’s debts.

(iv)       restrictions imposed on the Company, particularly with regard to indebtedness limits and contracting new debt, dividend distribution, asset disposal, issuing new securities and disposing of corporate control, as well as whether the Company has been complying with these restrictions

The operations contracted by GLA and by Gol Finance, subsidiaries of the Company, have covenants in the Debentures, the 2026 Senior Secured Notes and the Senior Secured Amortizing Notes.

On December 9, 2022, At the General Meeting of Debenture Holders of GLA, a subsidiary of the Company, a prior waiver was granted in relation to the non-compliance, by the Issuer, of the financial ratio Net Debt / EBITDA to be calculated based on the financial statements for December 31, 2022. The other financial ratios met the contractual conditions for December 31, 2022.

Under the Senior Secured Notes 2026, the Company is required to comply with warranty conditions related to stock parts (semi-annually) and intellectual property (annually). On December 31, 2022, the Company had GLA parts and equipment under warranty relating to this contract that met the contractual conditions.

In the operation of the Senior Secured Amortizing Notes, the Company is required to comply with guarantee conditions related to receivables on a quarterly basis. On December 31, 2022, the Company held GLA receivables as collateral for this contract that met the contractual conditions.

g.       limits of contracted financing and percentages already used

The Company has the possibility of contracting credit lines with financial institutions and banks to finance working capital and investments in our business.

At December 31, 2022, the Company recorded no financing agreement the disbursement of which has not been fully made.

h.       significant changes in income statement and cash flow items

Brazilian Economic Scenario

As we are a Brazilian airline with primary operations in the Brazilian domestic market, we are affected by Brazilian macroeconomic conditions. Brazil’s economic growth is an important indicator in determining our growth and results of operations.

The Company’s operations are also very sensitive to the macroeconomic scenario and to the volatility of the Real, given that approximately 93.7% of its indebtedness (loans and financing and leases) is negotiated in U.S. dollars (“US$”) and 47.8% of its costs are also linked to the U.S. currency, and its ability to adjust the price of the tariffs charged to its customers to recapture the variation of the U.S. dollar depends on the rational capacity (supply) and behavior of its competitors. In 2022 and 2021, respectively, 52.2% and 53.3% of our operating costs and expenses were denominated in reais, respectively, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

Economic Indicators	2022	2021
GDP Growth	2,9%	4,6%
Inflation (IGP-M)(1)	5,5%	17,8%
Inflation (IPCA)(2)	5,8%	10,1%
CDI Rate(3)	13,7%	9,2%
LIBOR Rate(4)	4,7%	0,2%
Exchange rate at the end of the period	R$5,218	R$5,581
Depreciation of the Real vs. US Dollar	6,5%	(7,4%)
Average exchange rate(5)	5,163	R$5,396
West Texas Intermediate (WTI) end of period price (per barrel)	US$80.26	US$75,21
Increase (decrease) in the WTI final price per barrel	6,7%	55,4%
Average WTI price for the period (per barrel)	US$94,33	U$$67,34
Increase (decrease) in the average WTI price per barrel	40,1%	72,1%

Sources: Central Bank of Brazil, FGV, IBGE and Bloomberg.

(1) Inflation expressed by IGP-M is the general market price index measured by the Getúlio Vargas Foundation;

(2) Inflation expressed by IPCA is the national extended consumer price index measured by the Brazilian Institute of Geography and Statistics (IBGE);

(3) CDI is the interbank certificate of deposit (annualized and accumulated for the periods ended);

(4) Three-month LIBOR expressed in US dollars at the end-of-period rate;

(5) Represents the average of the end-of-period exchange rates for each month.

The following table presents our main financial and operating indicators in 2022 and 2021.

Operational Information	2022	2021
Passengers-kilometer transported (RPK) (in thousands)	32.628	22.237
Seat kilometers offered (ASK) (in thousands)	40.789	27.132
Occupancy rate (%)	80.0%	82,0%
Aircraft Usage (block hour per day)	11.0	10,0
Net Yield per passenger/km (in cents)	43,4	30,9
Operating revenue per seat-kilometer offered, net (in cents)	37,3	27,4
Operating cost per available seat-kilometer (in cents)	35,9	41,5
Net operating revenue (in millions)	15.198,7	7.433,4
Operating costs and expenses (in millions)	(14.641,6)	(11.268,0)
Operating margin (%)	3,7%	(51,5)%
Net loss (in millions)	(1.561,5)	(7.183,8)

The table below shows the composition of our data and operating expenses based on seat-kilometer offered in 2022 and 2021.

Cost per ASK (R$/centavos)	2022	2021
With personnel	(5,58)	(7,50)
Fuels and lubricants	(15,42)	(9,70)
Landing and Takeoff Fees	(1,91)	(1,68)
Services Rendered	(2,26)	(3,37)
Passenger Expenses	(2,16)	(2,03)
Commercials and advertising	(2,00)	(1,50)
Maintenance and repair	(1,13)	(8,11)
Depreciation and amortization	(4,22)	(4,92)
Other	(1,21)	(2,72)
Cost per ASK (CASK)	(35,90)	(41,53)
Cost per ASK excluding fuel (CASK ex-comb.)	(20,48)	(31,83)

Comparison of operating and financial results and cash flows for the year ended December 31, 2022:

Our operating profit in 2022 was R$557.1 million, compared to an operating loss of R$3,834.6 million in 2021 and R$951.8 million in 2020. Our operating margin in 2022 was positive 4.0%, up from a negative 51.6% in 2021. In 2022 and 2021 we recorded net losses of R$1,561.5 million and R$7,183.8 million, respectively.

Net Operating Revenues

Net operating revenues for 2022 increased 104.5% to R$15,198.7 million.

In 2022, our operating revenue per seat-kilometer offered (“RASK”) showed an increase of 36.0%, from R$27.40 in 2021 to R$37.26 in 2022, due to the increase in yield with the revision of the tariffs due to the fuel price level.

Our revenue per passenger per seat-kilometer offered (“PRASK”) totaled R$34.7 cents, a 36.8% increase from R$25.4 cents in 2021.

Operating Costs and Expenses

In 2022, operating costs and expenses totaled R$14,641.6 million, an increase of 29.9% over the previous year, mainly due to: (i) increase in the average price per liter of fuel; (ii) increase in sales and marketing expenses related to the return of demand; and (iii) the devaluation of the Brazilian real against the U.S. dollar, which adversely affects our operating costs and expenses denominated in or linked to the U.S. dollar (including fuel).

The expenses with salaries and benefits with personnel in the year 2022 totaled R$2,278.8 million, an increase of 12.0% compared to the previous year mainly due to the end of the trade union negotiations for reduction of working hours implemented in the context of the COVID-19 pandemic, the resumption of operations, which impacts the crew’s variable salary and taxes, as well as an increase in employees’ salaries considering inflation adjustments. Wages per ASK reduced by 25.5%, due to the increase in seat-kilometer offered. On December 31, 2022, We had 14,816 total employees, representing a 1% decrease from December 31, 2021.

Fuel and lubricant costs in 2022 totaled R$ 6,288.4 million, an increase of 138.9% compared to the previous year, mainly due to the 66.0% increase in the average price per liter of QAV and the 48.3% increase in fuel consumption compared to 2021. Fuel expenditures per ASK increased 58.9 percent due to the increase in the average price of QAV, with a stable level of fuel consumption per seat-kilometer offered.

The expenses with landing and take-off fees in 2022 were R$777.3 million, an increase of 70.5% compared to 2021, mainly due to the increase in supply and take-offs. Landing fees per available seat kilometer increased 13.4%, due to the average adjustment in certain landing, navigation and stay fees in the domestic market and the greater representativeness of the international fees that are higher than the domestic ones.

Expenses with services registered R$922.4 million in 2022, increase of 0.8% compared to 2021. Service provision expenses per available seat kilometer decreased 33.0% due to the increase in supply, measured by ASK.

Passenger spending registered an increase of 60.7% compared to 2021, in a total of R$882.8 million in 2022, mainly due to increased capacity and accommodation costs and growth in the number of flights operated under our agreement with VoePass Linhas Aéreas and MAP Linhas Aéreas to expand our market share on regional routes. Expenses for passenger service per available seat kilometer increased 6.9% by the general inflation-indexed price adjustment.

Commercial and advertising expenses for 2022 increased 101.1% year-on-year to R$817.4 million, due to increased marketing campaigns, sales commissions and credit card chargebacks. Sales and marketing expenses per available seat kilometer increased by 33.7% for the same reasons.

Maintenance, materials and repair expenses totaled R$461.6 million in 2022, a decrease of 79.0% compared to 2021 mainly due to the provision we recorded in 2021 related to the accelerated transformation of our fleet and the estimated amounts for the return of Boeing 737 Next Generation aircraft in accordance with the applicable contractual terms. Expenses with maintenance, materials and repairs per available seat kilometer decreased by 86.0% for the same reasons.

The depreciation and amortization expenses registered R$1,720.1 million in 2022, an increase of 28.8% year-on-year, considering the receipt of 15 new MAX-8 aircraft. Depreciation and amortization expenses per available seat kilometer decreased by 14.3% compared to 2021, due to the increase in ASK, partially offset by the receipt of the new aircraft.

Other operating income (expenses), net decreased 33.2% and went from an expense of R$738.1 million in 2021 to an expense of R$492.7 million in 2022, mainly due to (i) higher gains on sale-leaseback transactions in 2022 related to 8 aircraft and 2 engines; and (ii) increase in 2021 of other tax lawsuit expenses. Other operating revenues (expenses), net per seat-kilometer provided, went from an expense of R$2.72 cents in 2021 to an expense of R$1.21 cents in 2022, a reduction of 55.6%, for the same reasons.

Financial Income

In 2022, the net financial income registered negative R$2,074.8 million, compared to negative R$3,541.6 million in 2021. In 2022, GOL recorded gains with exchange rate variations of R$1,328.2 million, while in 2021 it recorded losses with exchange rate variations of R$1,588.1 million.

Income Taxation

Income tax and social contribution in 2022 was an expense of R$43.8 million, compared to revenues of R$192.4 million recorded in 2021.

Cash Flow

Operating activities: we had a net cash flow from operating activities of R$2,168.8 million in 2022, compared to R$705.5 million in 2021, mainly due to the resumption of operations with the cooling of COVID-19 whose effects were partially offset by the significant increase in the price of QAV. The main changes in our operating assets and liabilities were: (i) increase in transportation to be performed from R$619.7 million as of December 31, 2021 to R$832.1 million as of December 31, 2022, mainly due to increased ticket sales in the context of recovery in demand for air travel in 2022; (ii) change in accounts receivable from R$(111.6) million as of December 31, 2021 to R$(44.5) million as of December 31, 2022, mainly due to the acceleration of receivables in the context of the recovery of demand for air travel in 2022; and (iii) tax installment plan with variation of tax and social security obligations from R$149.3 million as of December 31, 2021 to R$860.9 million as of December 31, 2022; which are partially offset by (iv) a change in deposits from R$159.9 million as of December 31, 2021 to R$(307.8) million as of December 31, 2022.

Investment activities: we had net cash flows from investing activities of R$787.5 million as of December 31, 2022, compared to R$179.6 million in 2021, mainly due to (i) R$645.1 million in cash outflows from the acquisition of property, plant and equipment in 2022 compared to R$316.0 in 2021; and (ii) R$594.3 million in cash inflows from Smiles’ financial investments in 2021.

Financing activities: we had net cash flows used in financing activities of R$1,673.5 million in 2022, compared to R$672.0 million in 2021, mainly due to (i) R$2,357.3 million in cash outflows for lease payments in 2022, compared to R$1,449.3 million in 2021; partially offset by (ii) R$947.5 million in cash inflows from capital increase in 2022, compared to R$420.7 million in 2021. Also, in 2021, we had R$1,359.6 million in net cash inflows in loans and financing, whose effects were partially offset by R$744.5 million in cash outflows for the acquisition of the minority stake in Smiles in the context of its incorporation by GLA.

ITEM FRE 2.2 OPERATING AND FINANCIAL INCOME

The Income State4ment for the Year and the Company's cash flow are contained in its financial statements, which are available at the Company's headquarters and website, as well as being disclosed on the CVM website

a.       results of the Company’s operations

(i)       description of any important components of the revenue

Our total net revenue is derived from passenger transportation revenue, our On Board Sales, fees for rebooking, reimbursement and cancellation of tickets, also by revenues from “GOL+ Conforto” in the domestic market and the sale of “GOL+ Conforto” seats in international flights and ancillary revenue comprising cargo revenue, from our frequent flyer program Smiles (ex-GOL), among others.

(ii)       factors that materially affected the operating income

Our operating income in 2022 was affected by the following key factors:

Increase in operating revenue: GOL presents total net revenue for the year of R$15,198.7 million, 104.5% higher than 2021. This is due to the increased demand in the domestic and international leisure air travel market and the increased yield.

Structural increase in our operating cost which totaled R$14,641.6 million, an increase of 29.9% over the previous year, mainly: due to (i) increase in the average price per liter of fuel; (ii) increase in sales and marketing expenses related to the return of demand; and (iii) the devaluation of the Brazilian real against the US dollar, which adversely affects our operating costs and expenses denominated in or linked to the US dollar (including fuel).

b.       significant changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

Net Revenue Variation in 2022: The net revenue presented an increase of 104.5% in relation to 2021. This is due to increased demand in the domestic and international leisure air travel market and increased income.

c.       significant impacts of inflation, price variation of the main inputs and products, exchange and interest rates on the operating result and financial income of the Company

Fuel price: The price of aviation kerosene varies, both in the short and long term, in line with variations in the price of crude oil and its derivatives, in addition to the exchange rate variation, given that these disbursements are priced in US currency.

On December 31, 2022, the expenses with fuel in the year represented 42.9% of the costs, with an average price per liter of aviation kerosene (QAV) reaching R$5.65, an increase of 66.0% in comparison with the previous year. In this period, fuel costs totaled R$6,288.4 million.

Tariffs: We are allowed to set our own domestic rates without prior government approval and to offer discounts on their prices or pursue other promotional activities.

In 2022, The yield, the main fare indicator used by the sector, which represents the average amount paid to fly one kilometer, showed an increase of 40.2% over the previous year.

Exchange rate: Exchange rate risk arises from the possibility of unfavorable variation in the foreign currencies to which our liabilities or our cash flow are exposed. The exposure of our equity items to foreign currency risk arises mainly from leases and financing in foreign currency.

Interest rate: Our income is exposed to fluctuations in domestic and international interest rates, substantially to the CDI and Libor, respectively.

ITEM FRE 2.3 CHANGES IN ACCOUNTING PRACTICES - MODIFIED OPINIONS AND EMPHASES IN THE AUDITOR’S REPORT

a.       changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

There have been no changes in any accounting practices with respect to the previous period that have a significant effect on the financial and equity position of the Company.

b.       modified opinions and emphases present in the auditor’s report

There are no qualifications in the Independent Auditor’s Report on the individual and consolidated financial statements for 2022.

The independent auditors have inserted an emphasis of matter paragraph related to the continuity of the Company’s operations, transcribed below, due to the negative net working capital. Management's plans for business continuity are disclosed in explanatory note 1.3 to the aforementioned financial statements.

Relevant uncertainty related to the going concern

We draw attention to explanatory note 1.3 to the individual and consolidated financial statements, which indicates that, according to the individual and consolidated balance sheet on December 31, 2022, the Company recorded a negative, individual and consolidated equity of R$21,359 million, as well as current liabilities exceeded total current assets, individual and consolidated, by R$545 million and R$10,868 million, respectively. As presented in explanatory note 1.3, these events or conditions, together with other matters described in explanatory note 1.3, indicate the existence of material uncertainty that may raise significant doubt as to the Company's ability to continue as a going concern. Our opinion is unqualified regarding this matter.

ITEM FRE 2.4 MATERIAL EFFECTS ON THE FINANCIAL STATEMENTS AND IN THEIR RESULTS

a.       introduction or disposal of an operating segment

None.

b.       constitution, acquisition or alienation of corporate participation

None.

c.       unusual events or operations

None.

ITEM FRE 2.5 NON-ACCOUNTING MEASUREMENTS

a.       value of non-accounting measurements

Item not applicable, as we do not disclose non-accounting measurements in the financial statements.

b.       reconciliations between the amounts disclosed and the amounts in the audited financial statements

Item not applicable, as we do not disclose non-accounting measurements in the financial statements.

c.       why such a measurement is more appropriate for the correct understanding of its financial condition and the income from its operations

Item not applicable, as we do not disclose non-accounting measurements in the financial statements.

2.6 EVENTS SUBSEQUENT TO THE LATEST FINANCIAL STATEMENTS THAT SUBSTANTIALLY CHANGE THEM

Final decision (res judicata) – STF

On February 8, 2023, the Federal Supreme Court, unanimously, considered that a final decision (res judicata) on taxes collected on a continuous basis, loses its effects if the Court decides otherwise at a later time.

From the perspective of the provisions of this decision and considering the Company's accounting policies, as well as Circular Letter No. 1/2023/CVM/SNC/SEP of February 13, 2023, the Company evaluated its final and unappealable legal proceedings and did not identify relevant impact on the financial statements for the year ended December 31, 2022.

Financing Transaction and Support Agreement

On March 3, 2023, Abra Group Limited ("Abra"), A new holding company created to control the operations of GOL and Avianca Group International Limited ("Avianca"), closed the private placement with Abra's investors and concomitantly GOL closed Abra's private investment in GOL through Senior Secured Notes ("GOL SSNs maturing in 2028") which can be replaced, upon Abra's request, by Exchangeable Senior Secured Notes ("GOL ESSNs maturing in 2028"). GOL SSNs maturing in 2028 are secured by Smiles' intellectual property and brand, GOL's loyalty program and a shared pledge over GOL's intellectual property, brand and spare parts. A portion of the investment in Abra comes from members of the Ad-Hoc Group, holders of GOL's secured and unsecured bonds (the "Ad-Hoc Group"), who have signed a support agreement (the "Support Agreement" or "SA" ) on February 7, 2023, and a portion of the investment comes from holders of GOL bonds outside the Ad-Hoc Group (the "Non-AHC Group"), who signed terms of adherence to the Support Agreement.

Company's Final Financing Terms:

• Abra entered into the definitive documents regarding (i) investment, subject to certain conditions and approvals, of up to US$451 million in cash, (ii) contribution of US$1,077 million of nominal value of GOL bonds with a discount of US$ $312.6 million in face value, and (iii) receive the GOL SSNs maturing in 2028 as consideration.

• The US$1,077 million par value of GOL's bonds will be canceled after closing.

• The terms of the GOL SSNs due 2028 to be issued to Abra include:

o	Total principal amount: up to $1.4 billion
o	Deadline: March 2, 2028
o	Interest: 18%, of which 4.5% will be paid in cash and 13.5% will be capitalized
o	Original Issue Discount (OID): 15 points
o	Prepayment: not possible, considering that the GOL SSNs maturing in 2028 can be repurchased through the issuance of GOL ESSNs maturing in 2028
o	Guarantees: (i) encumbrance on the Smiles brand, intellectual property, customer lists, trademarks, contracts related to the main platform infrastructure and other agreements (“Smiles IP Guarantees”), including through fiduciary assignment and transfer of certain assets to a wholly-owned subsidiary, whose share capital will be pledged in guarantee of the GOL SSNs maturing in 2028 and the GOL ESSNs maturing in 2028; (ii) a pledge of credits related to financing between GOL and its subsidiaries and affiliates, and (ii) sharing guarantees in relation to GOL's intellectual property, brand and spare parts pledged as collateral for GOL SSNs due in 2026, with interest of 8.0% (“GOL SSNs maturing in 2026) (“GOL Guarantees”)
o	IPCo: Gol Linhas Aéreas Inteligentes S.A. will transfer the available Smiles IP Guarantees to a wholly owned Brazilian subsidiary (“IPCo”), with the remaining and available Smiles IP Guarantees being transferred to IPCo until December 31, 2023 and GOL will enter into certain agreements with Abra and IPCo that will determine that Smiles is the only and exclusive loyalty program of GOL
o	Covenants: other protective covenants for an issue of securities of this nature, in line with the currently existing GOL debt covenants

• Subject to certain conditions and approvals, Abra may request to exchange GOL SSNs maturing in 2028 for GOL ESSNs maturing in 2028. The terms of the GOL ESSNs expiring in 2028 are:

o	Total principal amount: equivalent to GOL SSNs due in 2028
o	Deadline: March 2, 2028
o	Interest: 18%, of which 4.5% will be paid in cash and 13.5% capitalized
o	Conversion premium: 35% which upon meeting certain conditions can be reduced to 15%
o	Guarantees: The same guarantees for the GOL SSNs due in 2028 o Early maturity: in 2024 or 2025, prior to the maturity dates of the GOL Exchangeable Senior Notes due in 2024 with interest of 3.75% (“GOL SENs with maturing in 2024"), GOL Senior Notes maturing in 2025 bearing interest at 7.0% ("GOL SNs maturing in 2025") and GOL Senior Secured Notes maturing in 2026 ("GOL SSNs maturing in 2026”), respectively, in each case, if more than 10% of such bonds remain outstanding
o	Covenants: same protective covenants applicable to GOL SSNs due in 2028

Support Agreement Results

• Certain Abra shareholders invested US$172.5 million in cash, the Ad-Hoc Group invested US$329.9 million in cash and the Non-AHC Group invested US$49.5 million in cash to support the transaction, collectively representing a cash investment of US$551.9 million.

• The Ad-Hoc Group and the Non-AHC Group delivered US$1,077 million of nominal value in bonds issued by GOL to Abra at an average price of 71 US cents.

• GOL bonds delivered by members of the Ad-Hoc Group and the Non-AHC Group represent 83% of the GOL SENs maturing in 2024, 47% of the GOL SNs maturing in 2025, 61% of the GOL SSNs maturing in 2026 and 10 % of GOL's Perpetual Bonuses.

• The amounts mentioned above fully satisfied the conditions precedent associated with the minimum cash requirement and the minimum requirement for bonds delivered, as provided for in the Support Agreement, and meet the limits required to eliminate certain covenants and modify the indenture referring to the GOL SSNs with maturity in 2026 for the same, to close the transaction.

• In addition, the amounts invested are in compliance with the maximum acquisition limit provided for in the Support Agreement, as amended

ITEM FRE 2.7 ALLOCATION OF THE CORPORATE INCOME

Year 2022
a. profit retention rules

. As required by the Brazilian Corporate Law and provided for in art. 34 of the Bylaws, the Company must maintain a legal reserve to which it must allocate 5% of the net income of each fiscal year up to the limit in which the amount of the reserve is equal to 20% of the paid-in capital. The Company is not required to allocate amounts to the legal reserve in any fiscal year in which such reserve, when added to others. Considering that the Company recorded a loss in the fiscal year ended on December 31, 2022, there will be no distribution of dividends to shareholders for this fiscal year.

b. rules on dividend distributions	Mandatory dividend of 25% of the balance of net income for the year. Shareholders holding preferred shares are entitled to receive dividends per share equal to 35 (thirty-five) times the value of dividends per common share.
c. periodicity of dividend distributions	Yearly. There may be distribution of interim and provisional dividends, provided that in accordance with the legal precepts.
d. any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Company, as well as contracts, judicial, administrative or arbitration decisions	The Brazilian Corporation Law allows a publicly-held company to suspend the mandatory distribution of dividends in any fiscal year in which the Board of Directors reports to the general meeting of shareholders that the distribution would be inadvisable given the financial situation of the company, as well as in case the Company has accumulated losses referring to previous fiscal years.

e.       if the Company has a formally approved profit allocation policy, inform the body responsible for approval, the date of approval and, if the Company publishes the policy, locations on the World Wide Web where the document can be consulted.

The Company does not have a formally approved profit allocation policy.

a.       the assets and liabilities held by the Company, directly or indirectly, that are not shown on its balance sheet (off-balance sheet items)

Item not applicable.

ITEM FRE 2.8 DESCRIPTION OF RELEVANT ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS

a.       the assets and liabilities held by the Company, directly or indirectly, that are not shown on its balance sheet (off-balance sheet items)

(i)       written-off portfolios of receivables over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities

None.

(ii)       contracts for the future purchase and sale of products or services

On December 31, 2022, the Company has 91 firm orders (103 as of December 31, 2021) with Boeing for aircraft purchases. These aircraft purchase commitments include estimates for contractual price increases during the construction phase. The present value of firm orders on December 31, 2022, considering an estimate of contractual discounts, corresponds to approximately R$20,574,804 (R$21,947,804 at December 31, 2021), equivalent to US$3,943,271 (US$3,932,946 at December 31, 2021), and are segregated as follows:

	2022	2021
2022	-	2.805.899
2023	4.234.480	3.384.587
2024	5.847.873	6.101.396
2025	6.970.535	6.428.138
2026	3.521.916	3.227.784
Total	20.574.804	21.947.804

From the total commitments presented above, the Company must disburse the amount of R$7,170,725 (corresponding to US$1,374,308 as of December 31, 2022) as advances for the acquisition of aircraft, as shown in the financial flow below:

	2022	2021
2022	-	248.109
2023	1.642.175	1.174.768
2024	1.990.773	2.145.764
2025	2.355.513	2.279.227
2026	1.182.264	1.141.513
Total	7.170.725	6.989.381

Commitment to purchase fuel: the Company is committed to the future acquisition of aviation fuel at a fixed price for use in its operations. On December 31, 2022, The purchase commitments until 2023 total R$860,442.

(iii)       unfinished construction contracts

None.

(iv)       contracts for future financing receipts

None.

b.       other items not evidenced in the financial statements

None.

ITEM FRE 2.9 COMMENTS ON ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS

a.       how such items change or may change revenues, expenses, operating income, financial expenses or other items in the Company’s financial statements

Item not applicable. Both the aircraft purchase orders from Boeing and the commitments to purchase fuel at a fixed price are shown in the Financial Statements in the Commitment explanatory note. There are no other relevant items not evidenced in the financial statements.

b.       nature and purpose of the operation

Item not applicable.

c.       the nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the operation

Item not applicable.

ITEM FRE 2.10 MAIN ELEMENTS OF THE BUSINESS PLAN

a.       investments

(i)	quantitative and qualitative description of ongoing and planned investments

CAPEX investments are expected to be around R$2.5 billion by 2023. This is mainly for investments in aircraft and engines. The following is the segregation into three main groups with the representativeness of the total amount to be invested: Engines and IT (~48%), Aircraft (~40%) and Others (~12%).

(ii)       sources of investment financing

On December 30, 2022, GOL Finance, the Company’s subsidiary, issued 5.00% Senior Secured Amortizing Notes due 2026 (Series A) and 3.00% Subordinated Secured Amortizing Notes due 2025 (Series B), for a total volume of US$ 196 million.

The Notes were issued in exchange for full performance, at 100% of face value, of certain aircraft lease payment obligations that are under deferral arrangements, among other obligations that participating aircraft lessors have elected to exchange for Notes.

The financing of these amounts will come from the company’s own capital, development banks, other financial institutions, and through prospections with suppliers.

(iii)       relevant divestments in progress and planned divestments

Not applicable.

b.       as long as already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the Company’s production capacity

GOL’s fleet acceleration plan has been impacted by the logistical challenges faced by the world’s leading aircraft manufacturers, and the deadlines and delivery dates for new aircraft between the Company and Boeing have been periodically adjusted. For the year 2023, the Company also expects to receive 15 new aircraft, bringing the number of Boeing 737-MAX 8s in its fleet to 53 aircraft, maintaining its operational capacity.

c.       new products and services

The Company should continue to develop the recently launched freighter operation, as well as focus on the development of new routes, customer loyalty and new sources of ancillary revenue.

(i)       description of the ongoing research already released

Not applicable.

(ii)       total amounts spent on research for development of new products or services

Not applicable.

(iii)       projects in development already disclosed

In April 2022 GOL signed an agreement between its logistics business GOLLOG and Mercado Livre. The contract between the companies lasts for 10 years, provides for a dedicated freighter fleet consisting of six Boeing 737-800 BCFs, and began operations in 2H22 (with the operation of 2 freighters). There is the possibility of adding six additional cargo aircraft by 2025. The introduction of the six cargo aircraft is expected to provide savings in the fleet transformation process of approximately R$25 million in 2022 and another R$75 million in 2023.

In the domestic market, the Company increased its offer to Rio de Janeiro by 40% in the high season and reached a record of seats in Congonhas, while it is preparing to offer new allocations from the first quarter of 2023, in addition to the six airports that started to be served as of October: Santa Maria (RIA), São José do Rio Preto (SJP), Uberaba (UBA), Uruguaiana (URG), Ipatinga - Vale do Aço (IPN), Araçatuba (ARU) and Juiz de Fora - Zona da Mata Mineira (IZA), which are operated through the Voepass agreement.

In November 2022, GOL announced the expansion of its operations in the Midwest, connecting the region’s capitals with direct flights to the South and Northeast during the high season. Also in November, GOL inaugurated the flight between Salvador and Lençóis, connecting a world-renowned tourist spot (Chapada Diamantina) with Brazil and the world. In the South, the Company also consolidated its presence through inaugural flights between Santa Maria and São Paulo, as well as new routes connecting Curitiba to Florianópolis and Porto Alegre.

(iv)       total amounts spent on the development of new products or services

Not applicable.

d.       opportunities inserted in the Company’s business plan related to ESG issues

In August, the Company inaugurated a new internal structure, fully dedicated to ESG developments and reporting, which reports to GOL’s C-Level.

Its mission is to bring greater clarity and action to the Company’s ESG initiatives by not only developing a clear and comprehensive plan for achieving the goals, but also by monitoring the initiatives already underway. GOL’s Executives and Managers now also have a corporate target related to ESG indicators, which will be part of the variable component of their annual compensation.

In September 2022, GOL celebrated one year of its first flight where the total carbon footprint was offset by the Company in partnership with MOSS. In the first 12 months, this unprecedented initiative offset more than 7,290 tons of CO2.

In the last quarter of 2023, GOL has also started the Paperless Cockpit project, which aims to digitalize the operation’s documents, avoiding the consumption of approximately 6 million sheets of paper per year. In 4Q22, GOL received the IenVA Stage 2 certification and registered an improvement in its CDP index, now with a B- rating.

In the Social segment, the company has created and consolidated Diversity and Inclusion groups to meet the plurality of its Eagle Team, addressing issues such as: Racial Equity, Gender Equity, LGBT+, Accessibility, Generations, and Environmental. This group will be responsible for creating performance indicators and GOL’s evolution in these matters. At the GOL Institute, the Company registered 19 institutions that were directly supported, strengthening the Company’s Educational pillar

ITEM FRE 2.11 OTHER FACTORS THAT RELEVANTLY INFLUENCED THE OPERATIONAL PERFORMANCE

Below is shown the identification of the main risks that have significant influence on the operational performance:

a)            Market Risks:

•                  Aircraft Fuel: GOL purchases jet fuel at prevailing market prices, which vary depending on the volatility of the price of crude oil and its derivatives, but seeks to manage risk by running a documented hedging program. To manage the price risk, GOL holds oil derivative contracts. In addition, it has contracts with the supplier that hedged in reals for oil. Virtually all of the fuel procurement is from one supplier, Vibra.

The Company uses different instruments to hedge its exposure to fuel prices, the choice depending on factors such as market liquidity, market value of the components, volatility levels, availability and margin deposit. The main instruments are futures such as calls, call spreads, collars and swaps. Some of these instruments may generate mark-to-market and margin calls or expenditure on premium payments to make their contracting feasible, which may impact the Company’s liquidity.

In addition to the financial instruments mentioned, the Company has the capacity adjustment as the control pillar in order to mitigate the possible effects caused by an increase in variable costs, such as fuel.

•                  Foreign currencies: A significant portion of GOL’s operating costs and expenses, including aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of debt, finance leases, a portion of cash and cash equivalents, and short-term investments are also denominated in US dollars. To manage exchange rate risk, GOL enters into derivative contracts to protect against a possible devaluation of the Brazilian real against the US dollar.

•                  Interest Rate: GOL’s results are affected by changes in interest rates, mainly due to the impact on interest expenses resulting from the fact that part of the indebtedness and financial leases are indexed at variable rates, within the contracts, as well as interest income from financial investments.

The Company is exposed to future lease operations, whose installments to be paid are in turn exposed to the variation of the Libor rate until the aircraft is received. To mitigate these risks, the Company may use derivative financial instruments such as SOFR interest rate swaps.

•                  Reduction in demand: Actual terrorist threats or attacks, or other hostilities, even if not directly in the aviation industry, can significantly harm the industry and the company’s operations. Global disasters, such as pandemics, also directly impact the Company’s operations.

b)            Fare reduction due to competition: The industry is exposed to competition from other competitors on all routes that are operated, on existing charter flights and from new entrants into the domestic market. Competition from other airlines has a relatively significant impact on the company compared to other companies in the sector, since we have a higher proportion of connecting flights between the busiest airports in Brazil, where competition is more intense. On the other hand, some of our competitors have a higher proportion of flights connecting to less busy airports where there is little or no competition. Current competitors and potential entrants have in the past introduced, and may again introduce, fare offerings below the break-even level of the market or increase capacity on their routes in an effort to increase their respective market shares of business traffic (high value-added customers).

GOL’s business model focuses on: (i) maintaining profitability through controlled, sustainable and responsible addition of capacity at a level compatible with the increase in demand, (ii) cost reduction for a more efficient operation, (iii) control of the term of ticket inventories offered (forward bookings).

c)            Liquidity Risk: The Company is exposed to liquidity risk in two distinct ways: market liquidity risk, which varies according to the types of assets and markets in which the assets are traded, and cash flow liquidity, related to the emergence of difficulties in meeting contracted operating obligations on the scheduled dates. In order to meet liquidity risk management, the Company invests its funds in liquid assets (federal government bonds, CDBs [Bank Deposit Certificates], and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

d)            Inability to pay or roll over debt: The Company is exposed to possible financial difficulties, for example, nonpayment of loans or similar agreements, denial of trade credit by suppliers, debt restructuring needs to avoid default, failure to meet statutory capital requirements, and the need to seek new sources or methods of financing or to dispose of substantial assets.

e)            Credit Risk: Credit limits are established for all customers based on internal rating criteria and the book values represent the maximum credit risk exposure. Customer credit quality is assessed based on an extensive internal credit rating system. The outstanding customer receivables are monitored frequently by the Company.

f)             Legal, labor, tax, civil and consumer risks: The company’s business is labor intensive and therefore the company may be affected if it is unable to maintain satisfactory relations with its employees or employee representatives. Throughout 2020 and 2021, during the pandemic, the company was transparent with its employees, being the first airline to hold negotiations with trade unions, seeking solutions that would preserve jobs.

The Company and its controlling shareholders are involved in certain legal matters arising in the normal course of its business, which include civil, administrative, tax, social security, and labor lawsuits. The Company classifies the risks of loss in legal proceedings as probable, possible or remote. The provision recorded in relation to these lawsuits is determined by the Company’s management, based on the analysis of its legal advisors, and reasonably reflects the estimated probable losses.

2.1.4.       INFORMATION REGARDING CANDIDATES NOMINATED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS, PURSUANT TO ITEMS 7.3 TO 7.6 OF THE REFERENCE FORM

Considering that, pursuant to article 18 of the Company's Bylaws, the Board of Directors is made up of at least 5 (five) and at most 10 (ten) members, and it is incumbent upon the General Meeting to determine the number of members to be elected, the Company's Management proposes that the number of positions on the Board of Directors to be filled be set at 9 (nine).

Under the terms of art. 11, item I, of CVM Resolution No. 81, dated March 29, 2022, as amended, the Company provides the information concerning the candidates nominated by management or the controlling shareholders, corresponding to items 7.3 to 7.6 of the Reference Form.

ITEM FRE 7.3/4 COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND FISCAL COUNCIL

Name	Date of birth	Management Body	Election Date	Term of office	Starting date of 1st consecutive term
CPF or Passport No.	Profession	Elective office held	Investiture date	Was elected by the controller	Independent Member
Indicate whether he/she is a member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory
Adrian Neuhauser F49678214	14/03/1973 Business Administrator	Belongs only to the Board of Directors 22 - Board of Directors (Effective)	28/04/2023 28/04/2023	1 year, unified term of office Yes	N/A No
N/A
RICHARD FREEMAN LARK, JR.	15/10/1966	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	N/A
214.996.428-73	Business Administrator	22 - Board of Directors (Effective)	28/04/2023	Yes	No
Effective member of the Financial Policy Committee and Risk Committee

GERMÁN PASQUALE QUIROGA VILARDO	25/10/1967	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	29/04/2022
009.943.227-71	Engineer	27 - Board of Directors Independent (Effective)	28/04/2023	Yes	Yes
Effective member of the Statutory Audit Committee

PHILIPP MICHAEL SCHIEMER	09/06/1964	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	29/04/2022
172.372.968-09	Business Administrator	27 - Board of Directors Independent (Effective)	28/04/2023	Yes	Yes
Effective member of the Statutory Audit Committee
JOAQUIM CONSTANTINO NETO	10/01/1965	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	12/03/2004
084.864.028-40	Businessman	21 - Vice President Cons. of Management	28/04/2023	Yes	No
RICARDO CONSTANTINO	27/02/1963	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	12/03/2004
546.988.806-10	Businessman	22 - Board of Directors (Effective)	28/04/2023	Yes	No
N/A
MARCELA DE PAIVA BOMFIM TEIXEIRA	10/10/1980	It belongs to the Board of Directors	28/04/2023	1 year, unified term of office	29/04/2022
012.640.496-84	Business Administrator	27 - Board of Directors Independent (Effective)	28/04/2023	Yes	Yes
Effective member of the Statutory Audit Committee
ANMOL BHARGAVA	19/11/1978	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	13/05/2022
567476381	Engineer	27 - Board of Directors Independent (Effective)	28/04/2023	Yes	Yes
N/A
CONSTANTINO DE OLIVEIRA JUNIOR	12/08/1968	Belongs only to the Board of Directors	28/04/2023	1 year, unified term of office	13/05/2022
417.942.901-25	Businessman	20 - Chairman of the Board of Directors	28/04/2023	Yes	No
Effective member of the Corporate Governance and People Committee, Alliances Committee, Financial Policy Committee and Risk Committee
MARCELO AMARAL MORAES	10/07/1967	Fiscal Council	28/04/2023	1 year, unified term of office	17/04/2019
929.390.077-72	Economist	44 - C.F. (Effective) Elected by preferred shareholders	28/04/2023	Yes	N/A
N/A
RENATO CHIODARO	21/10/1977	Fiscal Council	28/04/2023	1 year, unified term of office	24/04/2018
256.611.098-06	Attorney	44 - C.F. (Effective) Elected by preferred shareholders	28/04/2023	No	N/A
N/A
CARLA ANDREA FURTADO COELHO	13/07/1969	Fiscal Council	28/04/2023	1 year, unified term of office	29/04/2022
006.502.017-01	Attorney	40 - Pres. C.F. Elected by the Controller	28/04/2023	Yes	N/A
N/A

Professional experience / Declaration of any convictions

ADRIAN NEUHAUSER- F49678214

Mr. Neuhauser has served as President and CEO of Avianca since 2021, after joining the company as its CFO in 2019 and leading its restructuring process. He has over 20 years of experience in the financial sector with a focus on investment banking, as well as extensive experience working with transportation companies, including airlines, railroads, and carriers. Before joining Avianca, Mr. Neuhauser was Administrative Officer at Credit Suisse, dealing with airlines throughout the Americas. In addition, he held senior positions at Deutsche Bank, Bank of America, as well as Merrill Lynch, where he was responsible for M&As and capital markets transactions in Chile and the Andean Region. Mr. Neuhauser holds a degree in Economics from the Pontificia Universidad Católica in Chile

RICHARD FREEMAN LARK, JR. - 214.996.428-73

Mr. Richard F. Lark, Jr. has served as the Company’s Executive Vice President, Chief Financial Officer and Investor Relations Officer since July 2016. Mr. Lark has worked for Gol for 20 years. He was Chief Financial Officer from 2003 to 2008, and member of the Board of Directors from 2008 to 2016. From 2000 to 2003, served as Chief Financial Officer of Americanas.com, one of Brazil’s leading e-commerce companies. Prior to joining Americanas.com, Mr. Lark worked in the investment banking divisions of Morgan Stanley & Co., Citicorp, and The First Boston Corporation. Mr. Lark was a member of the Advisory Boards of the Kellogg Institute for International Studies at the University of Notre Dame, the Associação Vida Jovem and IBAGEN, and President of the American Society of São Paulo. He attended Oxford’s Advanced Management and Leadership Program and the Yale School of Management’s Global Executive Leadership Program, holds a Master in Business Administration from UCLA Anderson School of Management, and Bachelor’s degrees in Business Finance and Economics and Philosophy from the University of Notre Dame. Mr. Lark is a member of the Company’s Financial Policy Committee and Risk Committee

GERMÁN PASQUALE QUIROGA VILARDO - 009.943.227-71

Mr. Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and chief executive officer of TV1.com, chief information officer and chief marketing officer of Americanas.com, chief information officer and chief marketing officer of Cyrela Brasil Realty and founder, chief executive officer and member of the board of directors of Pontofrio.com, Nova Pontocom and various other e-commerce companies. He is a member of the board of directors of Centauro, Abrarec and Fecomércio. He is also a founding member of the board of directors of Cobasi Digital and was the founder of OMNI55 Consulting. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

PHILIPP MICHAEL SCHIEMER - 172.372.968-09

Mr. Philipp Schiemer joined our board of directors in April 2020. Mr. Schiemer is the president of Mercedes-Benz Brazil and Latin America and is certified as a senior advisor by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). He was the vice-president of product marketing at MercedesBenz in Stuttgart, Germany. From 2004 to 2009, he was the vice-president of sales at Mercedes-Benz Brazil. Mr. Schiemer was also president of the SAE Brazil congress and served as vice-president of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and, in January 2019, assumed the role of president. Mr. Schiemer studied business administration with a specialization in marketing and finance at the Corporate University Mercedes-Benz AG in Stuttgart, Germany.

JOAQUIM CONSTANTINO NETO - 084.864.028-40

Mr. Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino Neto has also been the chief operating officer of Comporte Participações S.A. since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the board of directors of CMP Participações, a company that manages more than 2,000 buses in São Paulo and Paraná. Mr. Constantino Neto, together with his family, is one of our indirect controlling shareholders of the Company.

RICARDO CONSTANTINO - 546.988.806-10

Mr. Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been the chief technical and maintenance officer of Comporte Participações S.A. since 1994. He is also a member of the board of directors of BRVias S.A. Mr. Constantino, together with his family, is one of our indirect controlling shareholders of the Company.

MARCELA DE PAIVA BOMFIM TEIXEIRA - 012.640.496-84

Mrs. Marcela de Paiva Bomfim Teixeira has been a member of our board of directors since 2022. She holds a degree in business administration from Pontifícia Universidade Católica of Minas Gerais, a specialization degree in information management and technology from Instituto de Educação Tecnológica, a specialization degree in finance from Fundação Dom Cabral and a master’s degree in business administration focused on project management from Fundação Getúlio Vargas. She was a member of the fiscal council of Transnorte Energia S.A. from 2012 to 2016. Ms. Teixeira is pursuing an executive master’s degree in business administration at Fundação Dom Cabral and recently held an extension at HEC Paris Shanghai Module. In her 17 years of experience, Ms. Teixeira has worked for companies such as Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas and Alupar Investimento S.A. and was previously a member of our fiscal council for four years.

ANMOL BHARGAVA – 567476381

Mr. Anmol Bhargava has been a member of our board of directors since 2022 and the vice president of global alliances and partnerships of American Airlines since May 2021. Mr. Bhargava joined American Airlines in 2006 and has served as managing director of joint business and alliances for the Atlantic and Pacific regions, chief financial officer of joint business and analytics, finance manager on the strategic alliances team and senior financial analyst. Previously, Mr. Bhargava worked at AkzoNobel. In 2001, Mr. Bhargava graduated from RV Engineering College in Bangalore, India and, in 2006, he earned a master’s degree in business administration in strategy and finance from the University of Texas.

CONSTANTINO DE OLIVEIRA JUNIOR - 417.942.901-25

Mr. Constantino de Oliveira Junior has been a member of our board of directors since we were founded in 2001 and is currently the chairman of our board of directors. He served as our chief executive officer from 2001 to 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept in the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. In 2003, he was elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, and in 2008, he was named a “Distinguished Executive” in the air transportation category at the Latin American Aeronautics Gallery awards, sponsored by IATA. From 1994 to 2000, he served as director of a land passenger transportation company. Mr. de Oliveira studied business administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also a member of our corporate governance and people committee, financial policy committee, risk committee and alliances committee. Mr. de Oliveira, together with his family, is one of our indirect controlling shareholders of the Company.

MARCELO AMARAL MORAES - 929.390.077-72

Mr. Marcelo Amaral Moraes graduated in economic sciences from the University of Rio de Janeiro - FEA in 1990. He has a post-graduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas, and a Master’s degree in Business Administration from the Federal University of Rio de Janeiro. He was chairman of the Fiscal Council of Vale S/A (2004-2022), member of the Fiscal Council of Linx S.A. (2018-2021), member of the Fiscal Council of Ultrapar S.A. (2019-2021), observer member of the Risks and Investments Committee of Odebrecht Previdência (2018-2020), President of the Fiscal Council of AcecoTI S.A. (2016-2018), member of the Board of Directors of Eternit S.A. (2016-2018), observer member of the Board of Directors of Infinity Bio-Energy S.A. (2011-2012), Executive Officer of Capital Dynamics no Brasil (2012-2015), Partner and Executive Officer of Grupo Stratus (2006-2010), Manager of Investiments of Bradespar (2000-2006), Manager of Corporate Finance, M&A and Capital Market of Banco Bozano, Simonsen (1995-2000).. He has over 25 years of experience in private equity and corporate finance. Currently, Mr. Marcelo Amaral Moraes is member of the Board of Directors, and also member of the Related Parties Committee e Coordinator of the Auditee Committee of CPFL Energia S.A, member of the Auditee Committee of SER Educacional S.A., President of the Fiscal Council of HMOBI S.A. (“Metro Rio”) and member of the Company’s Fiscal Council.

RENATO CHIODARO - 256.611.098-06

He built his professional career with a solid performance in mergers and acquisitions (M&A), corporate restructuring, foreign investments, and corporate governance. Lawyer graduated from PUC-SP, specialized in Business Planning and Control from FAAP. He attended the IBGC’s Program to act as a Board of Directors Member. MBA in Collaborative Leadership and Business Teaching and Post-MBA in Corporate Governance and Valuation by B.I. International, with major in entrepreneurship and innovation from the University of California-Berkeley. He began his career at Pinheiro Neto Advogados and was a partner at De Vivo, Whitaker e Castro Advogados for 13 years. He was a member of the Fiscal Committee of Gol Linhas Aéreas Inteligentes S/A between 2007 and 2008. Co-Founder of Doxa Partners Advisory and Consulting in 2016. He has participated in the structuring and implementation of several prominent transactions on the national scene. He was recognized by M&A Award in 2014 and by the publication BestLawyers® in 2014 and 2015. He is a professor in specialization courses and MBA and a guest speaker in several events. He is currently a substitute member of the Fiscal Council of Natura & Co; a member of the Board od Directors fo MD Health Brasil, and also is a member of the Company’s Fiscal Council.

CARLA ANDREA FURTADO COELHO - 006.502.017-01

Mrs. Carla Andrea Furtado Coelho is graduated in Law at the Pontifical Catholic University of Rio de Janeiro in 1993. She is a member of the International Aviation Women Association - IAWA and was the Company’s Legal Officer for 20 years. Currently, Mr. Mrs. Carla Andrea Furtado Coelho is a member of the Company’s Fiscal Council.

Description of the Conviction	Conviction Type
RICHARD FREEMAN LARK, JR. - 214.996.428-73 N/A	N/A
GERMÁN PASQUALE QUIROGA VILARDO - 009.943.227-71 N/A	N/A
PHILIPP MICHAEL SCHIEMER - 172.372.968-09 N/A	N/A
JOAQUIM CONSTANTINO NETO - 084.864.028-40 N/A	N/A
RICARDO CONSTANTINO - 546.988.806-10 N/A	N/A
MARCELA DE PAIVA BOMFIM TEIXEIRA - 012.640.496-84 N/A	N/A
ANMOL BHARGAVA – 567476381 N/A	N/A
CONSTANTINO DE OLIVEIRA JUNIOR - 417.942.901-25 N/A	N/A

Description of the Conviction	Conviction Type
ADRIAN NEUHAUSER- F49678214 N/A	N/A
MARCELO AMARAL MORAES - 929.390.077-72 N/A	N/A
RENATO CHIODARO - 256.611.098-06 N/A	N/A
CARLA ANDREA FURTADO COELHO - 006.502.017-01 N/A	N/A

Adherence of the members of the Board of Directors and the Fiscal Council to the requirements of the Bylaws

For the purposes of complying with the recommendation of the CIRCULAR/ANUAL OFFICIAL LETTER-2023-CVM/SEP, the Management of the Company confirms adherence of the profile of the candidates for the Board of Directors and Fiscal Council to the requirements established in the Bylaws, thus allowing the informed decision of the shareholders.

Fiscal Council

There are no additional requirements established in the Company’s Bylaws.

Board of Directors

Additional requirements established in the paragraphs of art. 18 of the Company’s Bylaws.

7.5 EXISTENCE OF FAMILY RELATIONSHIPS

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position

Manager of the issuer or subsidiary

RICARDO CONSTANTINO

Full member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A

Related person

JOAQUIM CONSTANTINO NETO

Full member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A

	546.988.806-10 084.864.028-40	Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no Exterior GOL Linhas Aéreas S.A.	06.164.253/0001-87 21.409.035/0001-59 07.575.651/0001-59	Brother or Sister (1st degree by consanguinity)

Note

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole quotaholders and control MOBI FIA IE in equal proportions

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position

Manager of the issuer or subsidiary

RICARDO CONSTANTINO

Full member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A

Related person

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. and Gol Linhas Aéreas S.A.

	546.988.806-10 417.942.901-25	Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no Exterior GOL Linhas Aéreas S.A.	06.164.253/0001-87 21.409.035/0001-59 07.575.651/0001-59	Brother or Sister (1st degree by consanguinity)

Remark:

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole quotaholders and control MOBI FIA IE in equal proportions

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. and Gol Linhas Aéreas S.A.

Related person

RICARDO CONSTANTINO

Member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. and GOL Linhas Aéreas S.A.

	417.942.901-25 546.988.806-10	Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no Exterior GOL Linhas Aéreas S.A.	06.164.253/0001-87 21.409.035/0001-59 07.575.651/0001-59	Brother or Sister (1st degree by consanguinity)

Remark:

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are sole quotaholders and control MOBI FIA IE in equal proportions.

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A,

Related person

JOAQUIM CONSTANTINO NETO

Full member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.

	417.942.901-25 084.864.028-40	Gol Linhas Aéreas Inteligentes S.A. MOBI Fundo de Investimento em Ações GOL Linhas Aéreas S.A.	06.164.253/0001-87 21.409.035/0001-59 07.575.651/0001-59	Brother or sister (1st degree by consanguinity)

Note

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are sole quotaholders and control MOBI FIA IE in equal proportions.

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.

JOAQUIM CONSTANTINO NETO

Full member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.

Ricardo Constantino

Member of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. and GOL Linhas Aéreas S.A.

Related person

Henrique Constantino

	417.942.901-25 084.864.028-40 546.988.806-10 443.609.911-34	Mobi Fundo de Investimento em Ações no Exterior	21.409.035/0001-59	Brother or Sister (1st degree by consanguinity)

Note

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole quotaholders and control MOBI FIA IE in equal proportions

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position

Manager of the issuer or subsidiary

JOAQUIM CONSTANTINO NETO

Vice-Chairman of the Board of Directors

Related person

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A.

	084.864.028-40 417.942.901-25	Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no Exterior GOL Linhas Aéreas S.A.	06.164.253/0001-87 21.409.035/0001-59 07.575.651/0001-59	Brother or Sister (1st degree by consanguinity)

Remark:

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole quotaholders and control MOBI FIA IE in equal proportions

Name	CPF	Company, controlled or controlling company name	CNPJ	Type of kinship to the manager of the Company or subsidiary
Position
Manager of the issuer or subsidiary JOAQUIM CONSTANTINO NETO Vice-Chairman of the Board of Directors Related person RICARDO CONSTANTINO Full member of the Board of Directors.	084.864.028-40 546.988.806-10	Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no Exterior GOL Linhas Aéreas S.A.	06.164.253/0001-87 21.409.035/0001-59 07.575.651/0001-59	Brother or Sister (1st degree by consanguinity)

Note

Mobi Fundo de Investimento em Ações no Exterior is the controlling shareholder of ABRA Mobi LLP, a direct controlling shareholder of the Company, together with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In addition, the Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are sole quotaholders and control MOBI FIA IE in equal proportions.

7.6 RELATIONS OF SUBORDINATION, SERVICE PROVISION OR CONTROL

Fiscal Year 12/31/2022

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors.

Note

Some of our managers manage subsidiaries.

	417.942.901-25 07.575.651/0001-59	Control	Indirect Controller

Administrator of the Issuer

JOAQUIM CONSTANTINO NETO

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors.

Note

Some of our managers manage subsidiaries.

	084.864.028-40 07.575.651/0001-59	Control	Indirect Controller

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

RICARDO CONSTANTINO

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors

Note

Some of our directors manage the controlled companies.

	546.988.806-10 07.575.651/0001-59	Control	Indirect Controller

Administrator of the Issuer

PAULO SERGIO KAKINOFF

Full member of the Board of Directors

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors

Note

Mr. Paulo Sergio Kakinoff has a service relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is a member of the Board of Directors, having previously held the position of CEO of the Company.

	194.344.518-41 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

EDUARDO JOSÉ BERNARDES NETO

Officers Vice-Presidents

Related Person

GOL Linhas Aéreas S.A.

Officers Vice-Presidents

Remark:

Mr. Eduardo José Bernardes Neto has a service relationship with GOL Linhas Aéreas S.A., a Company’s subsidiary, where he is the Company’s Executive Vice President.

	165.610.978-66 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors

Related Person

GAC Inc.

Note

Mr. Constantino de Oliveira Junior has an indirect control and service relationship with GAC Inc.

	417.942.901-25 09.098.779/0001-02	Control	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer CELSO GUIMARÃES FERRER JUNIOR CEO Related Person GAC Inc. Officer Note N/A	309.459.748-33 09.098.779/0001-02	Provision of Service	Direct Subsidiary
Administrator of the Issuer CELSO GUIMARÃES FERRER JUNIOR CEO Related Person Gol Finance Officer Note N/A	309.459.748-33 12.255.721/0001-21	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer EDUARDO JOSÉ BERNARDES NETO Officer Vice-President Related Person GOL Finance Officer Note N/A	165.610.978-66 12.255.721/0001-21	Provision of Service	Direct Subsidiary
Administrator of the Issuer EDUARDO JOSÉ BERNARDES NETO Officer Vice-President Related Person GAC Inc. Officer Note N/A	165.610.978-66 09.098.779/0001-02	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officers Vice-Presidents Related Person GOL Linhas Aéreas S.A. Officer Note N/A	214.996.428-73 07.575.651/0001-59	Provision of Service	Direct Subsidiary
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GAC Inc. Officer Note N/A	214.996.428-73 09.098.779/0001-02	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officers Vice-Presidents Related Person GOL Finance S.A. Officer Note N/A	214.996.428-73 12.255.721/0001-21	Provision of Service	Direct Subsidiary

Administrator of the Issuer

CELSO GUIMARÃES FERRER JUNIOR

CEO

Related Person

GOL Linhas Aéreas S.A.

Officers Vice-Presidents

Note

Mr. Celso Guimarães Ferrer Junior has a service relationship with GOL Linhas Aéreas S.A., a Company subsidiary, where he is the Company’s Chief Executive Officer, having previously held the position of Vice-President there.

	309.459.748-33 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Fiscal Year 12/31/2021

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors.

Note

Some of our managers manage subsidiaries.

	417.942.901-25 07.575.651/0001-59	Control	Indirect Controller

Administrator of the Issuer

JOAQUIM CONSTANTINO NETO

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors.

Note

Some of our managers manage subsidiaries.

	084.864.028-40 07.575.651/0001-59	Control	Indirect Controller

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

RICARDO CONSTANTINO

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors

Note

Some of our directors manage the controlled companies.

	546.988.806-10 07.575.651/0001-59	Control	Indirect Controller

Administrator of the Issuer

PAULO SERGIO KAKINOFF

President

Related Person

GOL Linhas Aéreas S.A.

Chief Executive Officer

Note

Mr. Paulo Sergio Kakinoff has a service relationship with GOL Linhas Aéreas S.A., a Company subsidiary, where he is a member of the Board of Directors, having previously held the position of CEO.

	194.344.518-41 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

EDUARDO JOSÉ BERNARDES NETO

Officers Vice-Presidents

Related Person

GOL Linhas Aéreas S.A.

Officers Vice-Presidents

Remark:

Mr. Eduardo José Bernardes Neto has a service relationship with GOL Linhas Aéreas S.A., a Company’s subsidiary, where he is the Company’s Executive Vice President.

	165.610.978-66 07.575.651/0001-59	Provision of Service	Direct Subsidiary
Administrator of the Issuer PAULO SERGIO KAKINOFF President Related Person GOL Finance S.A. Officer Remark: N/A	194.344.518-41 12.255.721/0001-21	Subordination	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors

Related Person

GOL Finance S.A.

Officer

Note

Mr. Constantino de Oliveira Junior has an indirect control and service relationship with GOL Finance S.A.

	417.942.901-25 12.255.721/0001-21	Control	Debtor

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors

Related Person

GAC Inc.

Officer

Note

Mr. Constantino de Oliveira Junior has an indirect control and service relationship with GAC Inc.

	417.942.901-25 09.098.779/0001-02	Control	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer PAULO SERGIO KAKINOFF President Related Person GAC Inc. Officer Note N/A	194.344.518-41 09.098.779/0001-02	Provision of Service	Direct Subsidiary
Administrator of the Issuer PAULO SERGIO KAKINOFF President Related Person Gol Finance Officer Note N/A	194.344.518-41 12.255.721/0001-21	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer CELSO GUIMARÃES FERRER JUNIOR Officer Vice-President Related Person GAC Inc. Officer Note N/A	309.459.748-33 09.098.779/0001-02	Provision of Service	Direct Subsidiary
Administrator of the Issuer CELSO GUIMARÃES FERRER JUNIOR Officer Vice-President Related Person Gol Finance Officer Note N/A	309.459.748-33 12.255.721/0001-21	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer EDUARDO JOSÉ BERNARDES NETO Officer Vice-President Related Person GOL Finance Officer Note N/A	165.610.978-66 12.255.721/0001-21	Provision of Service	Direct Subsidiary
Administrator of the Issuer EDUARDO JOSÉ BERNARDES NETO Officer Vice-President Related Person GAC Inc. Officer Note N/A	165.610.978-66 09.098.779/0001-02	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GOL Linhas Aéreas S.A. Officer Note N/A	214.996.428-73 07.575.651/0001-59	Provision of Service	Direct Subsidiary
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GAC Inc. Officer Note N/A	214.996.428-73 09.098.779/0001-02	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GOL Finance S.A. Officer Note N/A	214.996.428-73 12.255.721/0001-21	Provision of Service	Direct Subsidiary

Administrator of the Issuer

CELSO GUIMARÃES FERRER JUNIOR

Officer Vice-President

Related Person

GOL Linhas Aéreas S.A.

Officer Vice-President

Note

Mr. Celso Guimarães Ferrer Junior has a service relationship with GOL Linhas Aéreas S.A., a Company subsidiary, where he is the Company’s Chief Executive Officer, having previously held the position of Vice President.

	309.459.748-33 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Fiscal Year 12/31/2020

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors.

Note

Some of our managers manage subsidiaries.

	417.942.901-25 07.575.651/0001-59	Control	Indirect Controller

Administrator of the Issuer

JOAQUIM CONSTANTINO NETO

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors.

Note

Some of our managers manage subsidiaries.

	084.864.028-40 07.575.651/0001-59	Control	Indirect Controller

Administrator of the Issuer

RICARDO CONSTANTINO

Full member of the Board of Directors.

Related Person

GOL Linhas Aéreas S.A.

Full member of the Board of Directors

Note

Some of our directors manage the controlled companies.

	546.988.806-10 07.575.651/0001-59	Control	Indirect Controller

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

PAULO SERGIO KAKINOFF

President

Related Person

GOL Linhas Aéreas S.A.

Chief Executive Officer

Note

Mr. Paulo Sergio Kakinoff has a service relationship with GOL Linhas Aéreas S.A., a Company subsidiary, where he is a member of the Board of Directors, having previously held the position of CEO.

	194.344.518-41 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Administrator of the Issuer

EDUARDO JOSÉ BERNARDES NETO

Officers Vice-Presidents

Related Person

GOL Linhas Aéreas S.A.

Officers Vice-Presidents

Remark:

Mr. Eduardo José Bernardes Neto has a service relationship with GOL Linhas Aéreas S.A., a Company’s subsidiary, where he is the Company’s Executive Vice President.

	165.610.978-66 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer PAULO SERGIO KAKINOFF President Related Person GOL Finance S.A. Officer Remark: N/A	194.344.518-41 12.255.721/0001-21	Subordination	Direct Subsidiary

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors

Related Person

GOL Finance S.A.

Officer

Note

Mr. Constantino de Oliveira Junior has an indirect control and service relationship with GOL Finance S.A.

	417.942.901-25 12.255.721/0001-21	Control	Debtor

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors

Related Person

GAC Inc.

Officer

Note

Mr. Constantino de Oliveira Junior has an indirect control and service relationship with GAC Inc.

	417.942.901-25 09.098.779/0001-02	Control	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function

Administrator of the Issuer

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Board of Directors

Related Person

GOL Finance

Officer

Note

Mr. Constantino de Oliveira Junior has an indirect control and service relationship with GOL Finance

	417.942.901-25 12.255.721/0001-21	Control	Direct Subsidiary
Administrator of the Issuer PAULO SERGIO KAKINOFF President Related Person GAC Inc. Officer Note N/A	194.344.518-41 09.098.779/0001-02	Provision of Service	Direct Subsidiary
Administrator of the Issuer PAULO SERGIO KAKINOFF President Related Person Gol Finance Officer Note N/A	194.344.518-41 12.255.721/0001-21	Provision of Service	Direct Subsidiary
Administrator of the Issuer CELSO GUIMARÃES FERRER JUNIOR Officer Vice-President Related Person GAC Inc. Officer Note N/A	309.459.748-33 09.098.779/0001-02	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer CELSO GUIMARÃES FERRER JUNIOR Officer Vice-President Related Person Gol Finance Officer Note N/A	309.459.748-33 12.255.721/0001-21	Provision of Service	Direct Subsidiary
Administrator of the Issuer EDUARDO JOSÉ BERNARDES NETO Officer Vice-President Related Person GOL Finance Officer Note N/A	165.610.978-66 12.255.721/0001-21	Provision of Service	Direct Subsidiary
Administrator of the Issuer EDUARDO JOSÉ BERNARDES NETO Officer Vice-President Related Person GAC Inc. Officer Note N/A	165.610.978-66 09.098.779/0001-02	Provision of Service	Direct Subsidiary
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GOL Linhas Aéreas S.A. Officer Note N/A	214.996.428-73 07.575.651/0001-59	Provision of Service	Direct Subsidiary

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Title/Function
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GAC Inc. Officer Note N/A	214.996.428-73 09.098.779/0001-02	Provision of Service	Direct Subsidiary
Administrator of the Issuer RICHARD FREEMAN LARK, JR. Officer Vice-President Related Person GOL Finance S.A. Officer Note N/A	214.996.428-73 12.255.721/0001-21	Provision of Service	Direct Subsidiary

Administrator of the Issuer

CELSO GUIMARÃES FERRER JUNIOR

Officer Vice-President

Related Person

GOL Linhas Aéreas S.A.

Officer Vice-President

Note

Mr. Celso Guimarães Ferrer Junior has a service relationship with GOL Linhas Aéreas S.A., a Company subsidiary, where he is the Company’s Chief Executive Officer, having previously held the position of Vice President.

	309.459.748-33 07.575.651/0001-59	Provision of Service	Direct Subsidiary

2.1.5. MANAGEMENT COMPENSATION (ITEM 8 OF THE REFERENCE FORM)

Under the terms of art. 13, clauses I and II, of CVM Resolution No. 81, dated March 29, 2022, as amended, the Company provides the compensation proposal and information corresponding to item 8 of the Reference Form.

For the fiscal year 2023, the Company proposes an overall gross amount of up to R$ 30,641,419.30 (thirty million, six hundred and forty-one thousand, four hundred and nineteen reais and thirty cents, twenty) for overall compensation of the administrators, with the Board of Directors responsible for apportioning the individual compensation.

ITEM FRE 8.1 DESCRIPTION OF THE COMPENSATION POLICY OR PRACTICE

a.       objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, the locations on the World Wide Web where the document may be consulted.

The compensation policy aims to stimulate and promote the alignment of the objectives of our managers and employees, in a constant and permanent search for greater productivity and efficiency, maintaining competitiveness in the market in which we operate. Since it contains confidential information on remuneration-related topics, access to the document is restricted to GOL’s People and Culture area.

The compensation strategy emphasizes our determination to attract and retain talented employees and is designed to ensure that compensation levels are competitive and cost-effective. The compensation package includes competitive salaries, profit sharing programs, bonus programs, and long-term incentive programs for the executive levels.

Our annual profit sharing programs are negotiated between the company and labor unions, for the benefit of both unionized and non-unionized employees. In the context of these programs, a portion of the amount of the income subject to distribution is related to the achievement of our corporate goals and for the Coordination levels and above we also consider individual goals.

The Long Term Incentive Program is comprised of the Stock Option Plan and the Restricted Stock Plan, covering the entire executive level of the Company.

Specifically in relation to the remuneration of the managers, in accordance with the Brazilian Corporate Law, it is the responsibility of the shareholders to fix annually, at a General Meeting, the overall or individual amount of the remuneration of the members of the Board of Directors and the Executive Board. Our Bylaws determine that it is up to the General Meeting to set the annual overall remuneration of the managers and to the Board of Directors to distribute the amounts to its members and the members of the Executive Board.

We have a Corporate Governance and People Committee, which is responsible for the coordination, implementation and periodic review of the best corporate governance practices, for monitoring and keeping our Board of Directors informed about the best market practices and about the regulations applicable to such practices and any changes. This Committee is responsible for the annual review of the compensation policy.

b.       practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board

(i)       bodies and committees that participate in the decision-making process and how they participate

The Executive Board of People and Culture prepares individual compensation proposals based on market research and submits them to the Corporate Governance and People Committee, which is the body responsible for approving and sending them to the Board of Directors.

(ii)       criteria and methodology used for setting the individual remuneration

Individual compensation is defined based on market research, conducted by specialized consultants, the data being obtained from a set of companies with organizational structure and size similar to that of the Company. The market median of is used as a comparative for the preparation of proposals.

(iii)       frequency and form of evaluation of the board of directors for adequacy of the compensation policy

The evaluation and review of the compensation is carried out annually, based on the results of market surveys, by the Corporate Governance and People Committee and subsequently considered by the members of the Board of Directors at meetings specifically for the topic.

c.       Composition of the remuneration

(i)       description of the elements of remuneration, including, for each of them:

its objectives and alignment with the Company’s short-, medium- and long-term interests

Board of Directors: The Independent Directors, Shareholder Directors, and the Chairman of the Board receive a fixed monthly remuneration. In addition, we grant a package of airline tickets on routes operated by GOL. There is no variable compensation program for this level.

Committees: We have five Management Committees, four of them operating permanently, which advise and support our Board of Directors. We also have an Accounting, Tax Policies and Financial Statements Subcommittee, which is subordinated to the Statutory Audit Committee and the Company’s Board of Directors. Committee and Subcommittee members are entitled to a fee per meeting held. Members of the Board of Directors who participate in our Committees are entitled to additional compensation for participation.

Fiscal Council: Fiscal Councilors receive a fixed monthly compensation. There is no variable compensation program for this level.

Statutory Executive Board: The compensation policy for the Executive Board is comprised of:

•	Monthly base salary, consisting of thirteen monthly salaries per year;

•	Benefits package that includes life insurance, meals, medical assistance, medical check-up, vehicle concession every 36 months, fuel vouchers, airline tickets in routes operated by us, and discounts on purchasing miles in the Smiles program;

•	Short-term variable remuneration constituted according to the achievement of overall results (EBIT), corporate and individual goals, are paid annually by means of the Profit Sharing Program, in accordance with Law 10.101, of December 19, 2000 (“PPR”), or bonuses according to the Board’s previous resolution.

•	Long-term incentive program granted annually through the Company’s Stock Option Plan and Restricted Stock Plan, approved by the General Meeting on the date of July 30, 2020, (“Option Plan” and “Restricted Stock Plan”), whose distribution is assigned according to indicators of our corporate results, job level, and individual performance evaluation.

Our short-term variable compensation defines targets for monthly salary multiples attributed as a function of individual result indicators for the Company’s Executive Officers and corporate results, and is paid through a Profit Sharing Program (“PPR”) and/or bonuses, as defined by management.

The fixed remuneration of the Statutory and Non-Statutory Officers is defined using as reference the median salary of the market, obtained through annual research carried out by a specialized consulting company, respecting the progressive salary valuation for the cases of internal performance (promotions) and new external hiring proposals.

The short- and long-term variable remuneration, respectively the PPR, Bonus and the Stock and Stock Option Plan are intended to encourage managers and employees to contribute substantially to our success.

Non-statutory Executive Board: The compensation policy for non-statutory officers is comprised of:

•	Monthly base salary, consisting of thirteen monthly salaries per year;

•	Benefits package that includes life insurance, meals, medical assistance, medical check-up, and airline ticket discounts on routes operated by us, discounts on purchasing miles in the Smiles program;

•	Short-term variable remuneration constituted according to the achievement of overall results (EBIT), corporate and individual goals, paid annually through the Profit Sharing Program, in accordance with Law 10.101, of December 19, 2000 (“PPR”), or bonus, as deliberated by the Management.

Long-term incentive program granted annually through the Company’s Stock Option Plan and Restricted Stock Plan, approved by the General Meeting on the date of July 30, 2020, (“Option Plan” and “Restricted Stock Plan”), whose distribution is assigned according to indicators of our corporate results, job level, and individual performance evaluation.

Our short-term variable remuneration defines potential multiples of monthly salary attributed in function of the Company’s Officers’ individual result indicators and corporate results, and is paid through Profit Sharing and/or Bonuses, as defined by management. Our Board of Directors may, in exceptional and justified cases, convert the amount to be paid into an equivalent number of hypothetical shares, based on the share price on the date the amount to be paid is determined, and the actual amount paid will be the equivalent to the price of such shares on the date of payment of the PSP or Bonus. This option allows us to accentuate the alignment between our interests and those of our Officers.

Its proportion of total compensation in the last 3 fiscal years

The average proportions of each compensation element in the year 2022 are shown in the table below, taking into account our current compensation policy.

2022	Salary and Pro-Labore	Benefits	Fees and Committee Membership	Short-term Variable Compensation (PPR/PSP)	Share-based compensation	Charges	Total
Board of Directors	0,00%	12,65%	81,87%	0,00%	0,00%	5,48%	100,00%
Fiscal Council	0,00%	0,00%	88,25%	0,00%	0,00%	11,75%	100,00%
Committees	0,00%	19,97%	73,92%	0,00%	0,00%	6,11%	100,00%
Statutory Executive Board	26,20%	1,57%	0,00%	15,46%	41,16%	15,61%	100,00%
Non-Statutory Executive Board	41,45%	2,73%	0,00%	12,98%	23,66%	19,18%	100,00%

2021	Salary and Pro-Labore	Benefits	Fees and Committee Membership	Short-term Variable Compensation (PPR/PSP)	Share-based compensation	Charges	Total
Board of Directors	0,00%	11,08%	79,82%	0,00%	0,00%	9,10%	100,00%
Fiscal Council	0,00%	0,00%	88,52%	0,00%	0,00%	11,48%	100,00%
Committees	0,00%	14,40%	77,10%	0,00%	0,00%	8,51%	100,00%
Statutory Executive Board	26,94%	10,08%	0,00%	0,00%	42,67%	20,30%	100,00%
Non-Statutory Executive Board	37,19%	10,75%	0,00%	0,00%	35,55%	16,50%	100,00%

2020	Salary and Pro-Labore	Benefits	Fees and Committee Membership	Short-term Variable Compensation (PPR/PSP)	Share-based compensation	Charges	Total
Board of Directors	0,00%	8,48%	85,86%	0,00%	0,00%	5,67%	100,00%
Fiscal Council	0,00%	1,91%	86,11%	0,00%	0,00%	11,98%	100,00%
Committees	0,00%	8,75%	82,58%	0,00%	0,00%	8,67%	100,00%
Statutory Executive Board	26,53%	2,21%	0,00%	0,00%	46,50%	24,76%	100,00%
Non-Statutory Executive Board	36,59%	3,02%	0,00%	0,00%	33,74%	26,66%	100,00%

its calculation and adjustment methodology

The compensation of the members of the Board of Directors and the Statutory Executive Board is re-evaluated annually and submitted to the General Meeting for approval.

In the case of the Statutory and Non-Statutory Officers, the fixed monthly remuneration is adjusted according to the collective agreement defined with the Trade Union and, occasionally, there may be an increase in the salary policy, defined by us, by merit.

With regard to short-term variable compensation policies, the calculation of compensation for 2022 was based on the achievement of financial and operational targets. For fiscal year 2023, the payment of short-term variable compensation is also subject to the achievement of financial and operational targets set by the Company’s management.

With regard to long-term compensation, the Options Plan and the Restricted Stock Plan are administered by the Corporate Governance and Personnel Committee and the Board of Directors, in accordance with the Plan’s guidelines.

The Corporate Governance and People Committee annually approves the stock option exercise price for each concession, observing the calculation methodology set forth in the Options Plan in effect. The current Plan determines that the price must be: (a) equal to the average price weighted by volume of shares of the same type registered in the thirty-six (36) months prior to the date of the concession, or (b) set by the Board of Directors, with reference to our profitability perspective, the net equity value per share, or the Market Value, admitting premiums or discounts in accordance with market conditions.

The description contained in this form refers to our current Option and Restricted Stock Plans.

In general, to ensure the best market practices, we conduct annual salary surveys conducted by specialized consultants in order to keep our compensation strategy aligned with our objectives and those of our employees, while remaining competitive.

As far as benefits are concerned, we constantly review market practices and periodically, as appropriate, make adjustments to align competitiveness.

The main performance indicators it takes into account, including, if applicable, indicators linked to ESG issues

The Company's main performance indicator is triggered by EBITDA, which can reach a weight of 50% (fifty percent) in the calculation basis for the distribution of bonuses based on results, the other corporate indicators Net RASK, CASK-ex fuel, Generation of Free Cash, Fleet utilization, Smiles Corporate, NPS Digital Channels, Self-service, NPS, Punctuality, make up the other 50% (fifty percent). The Company also has other indicators aimed at Billing and Revenue where we focus on the sustainability of the business. The leadership also has individual goals in line with the corporate guidelines and strategic planning of the GOL group.

The topic is under discussion in the Corporate Governance and People Committee, considering the maturity by the Company’s several areas.

(ii)       reasons justifying the composition of the remuneration

Our compensation strategy aims to comprise short-, medium- and long-term elements that ensure alignment with our objectives, our employees and managers, keeping it competitive in the market, attractive for retaining the best executives, and remunerating employees according to the responsibilities assigned to the respective positions. Thus, our compensation strategy aims to position the fixed remuneration of our executives at 90% (ninety percent) of the market median salary, the differential is provided by short and long-term variable remuneration, which are linked to our corporate and individual performance, which can leverage earnings even further.

(iii)       the existence of non-remunerated members and the reason for this

The compensation policy establishes which positions are entitled to compensation, considering market practice and the achievement of the Company’s strategic objectives. Currently, only the full members of the Board of Directors Ricardo Constantino and Joaquim Constantino Neto have not received a fixed periodic compensation, considering that they have renounced these amounts at expressive and unequivocal will, considering that they have the status of indirect controllers of the Company.

d.       existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Our statutory and non-statutory executive board has a compensation package comprised of: fixed annual compensation, short-term variable compensation and share-based compensation. The compensation is supported by the Company and its subsidiary GOL Linhas Aéreas S.A. No other management body of the Company receives compensation supported by direct or indirect subsidiaries or controlling shareholders.

e.       existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company’s corporate control

There are no remunerations or benefits linked to the occurrence of any corporate event involving the Company, such as the disposal of corporate control and/or the execution of strategic partnerships.

With regard to the Stock Option Plan and the Restricted Stock Plan, in the event of a merger, consolidation, spin-off or reorganization of the Company, in which we are not the remaining company, or the sale of substantially all our assets, or in the event of a transfer of control, the Plan will terminate and any options previously granted or restricted stock to be granted will be extinguished, unless provided otherwise in the resolutions of the reorganization.

ITEM FRE 8.2 TOTAL REMUNERATION OF THE BOARD OF DIRECTORS, STATUTORY EXECUTIVE BOARD AND FISCAL COUNCIL

2023	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	3	16
Number of remunerated members	5	3	3	11
Fixed annual remuneration (in R$)	4.605.906,64	11.783.643,78	597.869,52	16.987.419,94
Salary or pro-labore	2.978.600,00	6.268.217,42	419.760,00	9.666.577,42
Direct or indirect benefits	854.990,64	2.250.474,06	122.141,52	3.227.606,22
Compensation or participation in committees	626.460,00	-	-	626.460,00
Others:	145.856,00	3.264.952,31	55.968,00	3.466.776,31
Variable Compensation	0,00	4.766.257,25	0,00	4.766.257,25
Bonus				0,00
Participation in the income		4.766.257,25		4.766.257,25
Compensation for participation in meetings				0,00
Commissions				0,00
Other				0,00
Post-employment benefits				0,00
Benefits arising from termination of employment				0,00
Share-based compensation		9.485.611,62		9.485.611,62
Remuneration Amount	4.605.906,64	26.035.512,66	597.869,52	31.239.288,82

2022	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8	4	3	15
Number of remunerated members	6	4	3	13
Fixed annual remuneration (in R$)	3.218.508,92	9.275.068,05	411.970,00	12.905.546,97
Salary or pro-labore	2.034.542,43	5.601.171,96	363.570,00	7.999.284,39
Direct or indirect benefits	460.858,05	335.500,47	0,00	796.358,52
Compensation or participation in committees	542.000,00	-	-	542.000,00
Others:	181.108,44	3.338.395,63	48.400,00	3.567.904,07
Variable Compensation	0,00	3.304.571,68	0,00	3.304.571,68
Bonus				0,00
Participation in the income		3.304.571,68		3.304.571,68
Compensation for participation in meetings				0,00
Commissions				0,00
Other				0,00
Post-employment benefits				0,00
Benefits arising from termination of employment				0,00
Share-based compensation		8.800.436,75		8.800.436,75
Remuneration Amount	3.218.508,92	21.380.076,48	411.970,00	25.010.555,40

2021	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	3	16
Number of remunerated members	7	4	3	14
Fixed annual remuneration (in R$)	3.218.508,92	9.275.068,05	411.970,00	12.905.546,97
Salary or pro-labore	2.034.542,43	5.601.171,96	363.570,00	7.999.284,39
Direct or indirect benefits	460.858,05	335.500,47	0,00	796.358,52
Compensation or participation in committees	542.000,00	-	-	542.000,00
Others:	181.108,44	3.338.395,63	48.400,00	3.567.904,07
Variable Compensation	0,00	0,00	0,00	0,00
Bonus				0,00
Participation in the income		0,00		0,00
Compensation for participation in meetings				0,00
Commissions				0,00
Other				0,00
Post-employment benefits				0,00
Benefits arising from termination of employment				0,00
Share-based compensation		8.800.436,75		8.800.436,75
Remuneration Amount	3.218.508,92	18.075.504,80	411.970,00	21.705.983,72

2020	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	3	16
Number of remunerated members	7	4	3	14
Fixed annual remuneration (in R$)	2.806.272,23	7.703.868,87	293.812,96	10.803.954,06
Salary or pro-labore	1.868.888,72	3.820.670,63	253.000,00	5.942.559,35
Direct or indirect benefits	239.603,23	318.085,31	5.612,96	563.301,50
Compensation or participation in committees	519.806,78	-	-	519.806,78
Others:	177.973,50	3.565.112,93	35.200,00	3.778.286,43
Variable Compensation	0,00	3.304.571,68	0,00	3.304.571,68
Bonus				0,00
Participation in the income		3.304.571,68		3.304.571,68
Compensation for participation in meetings				0,00
Commissions				0,00
Other				0,00
Post-employment benefits				0,00
Benefits arising from termination of employment				0,00
Share-based compensation		8.800.436,75		8.800.436,75
Remuneration Amount	2.806.272,23	19.808.877,29	293.812,96	22.908.962,49

Note: As per the provisions of the OFFICIAL LETTER-CIRCULAR/CVM/SEP/N°01/2023, the number of members of the Statutory Executive Board was calculated according to the annual average of the number of members of this body calculated monthly, to two decimal places.

ITEM FRE 8.3 VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY EXECUTIVE BOARD AND FISCAL COUNCIL

2023	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	3	16
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan **.	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if the established goals were reached	N/A	N/A	N/A	N/A
Amount actually recognized in income	N/A	N/A	N/A	N/A
Participation in the income (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	7.095.411,30	N/A	7.095.411,30
Amount provided for in the compensation plan, if the established goals were reached	N/A	4.766.257,25	N/A	4.766.257,25
Amount actually recognized in income	N/A	N/A	N/A	N/A

2022	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8	4	3	15
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan **.	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if the established goals were reached	N/A	N/A	N/A	N/A
Amount actually recognized in income	N/A	N/A	N/A	N/A
Participation in the income (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	7.764.617,04	N/A	7.764.617,04
Amount provided for in the compensation plan, if the established goals were reached	N/A	6.211.693,63	N/A	6.211.693,63
Amount actually recognized in income	N/A	3.304.571,68	N/A	3.304.571,68

2021	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	0	0	0	0
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan **.	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if the established goals were reached	N/A	N/A	N/A	N/A
Amount actually recognized in income	N/A	N/A	N/A	N/A
Participation in the income (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	7.026.112,06	N/A	7.026.112,06
Amount provided for in the compensation plan, if the established goals were reached	N/A	5.620.889,64	N/A	5.620.889,64
Amount actually recognized in income	N/A	0	N/A	0

2020	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	3	16
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan **.	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if the established goals were reached	N/A	N/A	N/A	N/A
Amount actually recognized in income	N/A	N/A	N/A	N/A
Participation in the income (in R$)	N/A	N/A	N/A	N/A
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	7.805.786,64	N/A	7.805.786,64
Amount provided for in the compensation plan, if the established goals were reached	N/A	6.244.629,31	N/A	6.244.629,31
Amount actually recognized in income	N/A	0	N/A	0

ITEM FRE 8.4 SHARE-BASED COMPENSATION PLAN FOR THE BOARD OF DIRECTORS AND STATUTORY EXECUTIVE BOARD

a.       general terms and conditions

The granting of stock options and awards to the Beneficiaries selected by the Governance and People Committee is made on an annual basis, following performance criteria, linked to the Management Cycle, establishing the maximum total number of options and awards to be granted to the beneficiaries for each year, observing what is determined in the Stock Option and Restricted Stock Plan, and any penalties and restrictions additional to those provided for in said Plans. The Corporate Governance and People Committee have broad powers to take the necessary and appropriate actions for the administration of the Plans. The Committee’s decisions are final and binding on matters related to the Plans, except with respect to certain matters that are subject to ratification by the Board of Directors, such as: the total number of options and shares to be granted and awarded in each calendar year.

Under the terms of the Plans, the Corporate Governance and People Committee may grant differentiated treatment to certain participants, in justified cases and subject to ratification by the Board of Directors, and provided that the basic principles of the Plans are not affected. The Committee may also include new participants in plans already approved and still in force, granting them options or granting them shares that it deems appropriate, respecting the annual limits set by the Board of Directors and the other conditions established by the Plans.

In the exercise of its competence, certain decisions of the Committee are subject to ratification by the Board of Directors, to the limits established by law, the applicable regulations, the Plans and the guidelines set by our shareholders in general meeting. The omitted cases are regulated by the Board, with the General Shareholders’ Meeting being consulted, when appropriate.

The Stock Option Plan and the Restricted Stock Plan are intended to allow the executives elected as Beneficiaries (“Eligible Persons”) to acquire or receive Shares with a view to: (a) encourage the expansion, success and achievement of the Company’s corporate objectives; (b) align the interests of the Company’s shareholders with those of the Eligible Persons; and (c) enable the Company or other companies under its control to attract and keep the Eligible Persons bound to it.

The Stock Option Plan consists in the granting of Stock Options, respecting the rules pre-established in this Plan, in relation to the price for the exercise of the Options and the deadlines for this exercise. To contribute to its objectives, this Plan determines (i) vesting periods for the exercise of the Options and (ii) that if the Beneficiaries leave the Company or a company under its control, as applicable, for any reason whatsoever, all the Options that have been granted to them but are not yet exercisable on the day of their dismissal will be automatically extinguished by operation of law, regardless of prior notice or indemnity. Furthermore, the gains of the Beneficiaries of this Plan, through the exercise of the Options, are directly related to (i) the increase in value of the shares issued by the Company and owned by the Beneficiaries, after the Options are granted, and (ii) the Beneficiaries’ permanence in their positions, with both situations stimulating the Beneficiary to act in order to seek the expansion and success of the Company.

In order to contribute to its objectives, the Restricted Stock Plan determines that the transfer of Restricted Stock must respect the Vesting period of three (03) years counted from its Concession Date. Also, in relation to the termination of the Beneficiaries of the Company or of a company under its control, as the case may be, in the event the termination occurs due to the Company’s interest, for any reason except just cause, the Beneficiary holding Awards whose Vesting period has not expired on the day of termination will be entitled to receive a number of Restricted Shares proportional to the elapsed period of the Vesting period, calculated in number of months. If the Beneficiaries’ dismissal occurs due to the Beneficiary’s interest or the Company’s interest as a result of just cause, all the Premiums that have been granted and whose Vesting periods have not expired on the day of dismissal will be automatically terminated by operation of law, regardless of prior notice or indemnity. Also, it should be noted that the amount of earnings of the beneficiaries of the Restricted Stock Plan is directly related to: (i) the appreciation of the Company’s shares after the transfer of the Restricted Shares. As there is no financial consideration by the beneficiary, the final financial benefit realized is the value of the shares as quoted on the stock exchange at the time of the transfer; and (ii) remaining in his position, with both situations stimulating the Beneficiary to act in order to seek the expansion and success of the Company.

The Company’s Stock Option Plan and Restricted Stock Plan contribute considerably in the composition of the total compensation of the Company’s managers and, in this sense, strongly link individual performance with the Company’s objectives, since the managers have an additional incentive to implement medium and long-term actions that generate added value for us and that will be reflected in the valuation of their shares in the market, besides being instruments of strong power to attract and retain talent.

Options granted under the previous plan will remain in effect and will be governed by the plan in effect at the time of their concession.

b.       Date of approval and body responsible

At the General Meeting held on July 30, 2020, our shareholders approved the Stock Option Plan - Long Term Incentive Plan, as well as the Restricted Stock Plan - Long Term Incentive Plan. The Plans are administered by our Corporate Governance and People Committee and Board of Directors and set forth the general terms and conditions for stock option grants and awards of our stock to individuals selected, in the Committee’s discretion, who are serving as vice president, officer, or, in the case of the Restricted Stock Plan, other management-level employees of ours or our subsidiaries; under the terms disciplined in these Plans. The Stock Option Plan and the Restricted Stock Plan are valid for 10 years from the date of the Concession of Stock Options or Restricted Stock to the Beneficiaries.

c.       maximum number of shares covered

The Options granted under the Stock Option Plan, added to the Awards (rights to receive preferred shares issued by the Company under the Restricted Stock Plan, as defined below) granted pursuant to the Gol Long-Term Incentive Plan - Restricted Stock Plan, approved by the Company’s Extraordinary General Meeting of Shareholders held on October 7, 2020, (“Option Plan” and “Restricted Stock Plan”), may confer rights on a number of shares that does not exceed, at any time, 5% (five percent) of the shares issued by the Company. If the Options granted are not exercised, the shares to which they refer will not be computed again in the number of shares included in this Plan.

For fiscal year 2022, 3,948,013 Stock Options and 604,495 Restricted Shares were granted under the Long-Term Incentive Plan - Stock Option (“Options”) and Restricted Stock Plan (“Shares”). The date of grant of the Options for all purposes was April 30, 2022 (“Date of Grant”), as approved by the Corporate Governance and People Committee.

For fiscal year 2021, 615,177 Stock Options and 801,993 Restricted Shares were granted under the Long-Term Incentive Plan - Stock Option (“Options”) and Restricted Stock Plan (“Shares”). The date of grant of the Options for all purposes was April 30, 2021 (“Date of Grant”), as approved by the Corporate Governance and People Committee.

For fiscal year 2020, 700,758 Stock Options and 849,022 Restricted Shares were granted under the Long-Term Incentive Plan - Stock Option (“Options”) and Restricted Stock Plan (“Shares”). The date of grant of the Options for all purposes was April 30, 2020 (“Date of Grant”), as approved by the Corporate Governance and People Committee.

d.       maximum number of options to be granted

For fiscal year 2023, a grant of 4,168,040 stock options and 637,830 restricted stock awards are planned, the grant date of the Stock Options and Restricted Stock Awards to the beneficiaries of each Plan, for all purposes, is April 30, 2023 (“Grant Date”), to be approved by the Corporate Governance and People Committee. In the case of the Restricted Stock Plan, 692,277 are expected to be transferred, for the plan granted on April 30, 2020.

e.       conditions for the acquisition of shares

Under the Stock Option Plan, each Option will entitle the Beneficiary to acquire one (1) Share, subject to the terms and conditions set forth in the respective Adhesion Instrument (a private instrument entered into between the Company and the Beneficiary, whereby the Beneficiary will adhere to the terms and conditions of the Plan).

The Internal Evaluation Committee will establish, annually or whenever it deems convenient and as approved by the People Committee and Board of Directors, the criteria for granting Options to each Beneficiary category in order to achieve the Plan’s objectives. Unless resolved otherwise by the Committee or the Board of Directors, the criteria for granting Options shall establish the following, subject to the general criteria set forth in the Plan:

(i)       the maximum total number of Options to be granted to the Beneficiaries, for each fiscal year;

(ii)       the Beneficiaries in whose favor Options will be granted under the Plan;

(iii)       the calculation of the exercise price of the Options and the conditions for their payment;

(iv)       any restrictions in addition to those provided for in the Plan on the shares subscribed upon exercise of the Options; and

(v)       eventual penalties.

In addition to the general terms and conditions set forth in the Plan and in the criteria for granting Options, the terms and conditions of each Option granted to each Beneficiary will be established by means of the execution of Adhesion Terms between the Company and the Beneficiaries.

The Committee, subject to the approval of the Board of Directors, may subject the exercise of the Option to certain conditions, as well as impose restrictions on the transfer of the Shares acquired through the exercise of the Options, and may also reserve to the Company repurchase options and/or preemption rights in the event of disposal by the Beneficiary of these same Shares.

In the case of the Restricted Stock Plan, there will be no acquisition of shares issued by the Company covered by the Restricted Stock Plan, but the grant without consideration of these shares.

Each Award will entitle the Beneficiary to receive one (1) Restricted Share, subject to the terms and conditions set forth in the respective Joinder Agreement or Adhesion Instrument (a private instrument entered into between the Company and the Beneficiary, whereby the Beneficiary agrees to the terms and conditions of the Restricted Stock Plan).

The Internal Evaluation Committee will establish, annually or when deemed convenient and as approved by the Committee, the Award Criteria for each category of Beneficiaries in order to achieve the objectives of this Restricted Stock Plan.

Unless resolved otherwise by the Committee or the Board of Directors, the Award Criteria shall set forth the following, subject to the general criteria set forth in this Restricted Stock Plan:

(i)       the maximum total number of Awards to be granted to Beneficiaries, for each year;

(ii)       the Beneficiaries in whose favor Awards will be granted under the Restricted Stock Plan;

(iii)       any restrictions in addition to those provided for in this Restricted Stock Plan on the Restricted Stock received; and

(iv)       eventual penalties.

The number of Awards to be granted to each Beneficiary, each year, will be defined according to a methodology to be determined by the Committees (meaning, jointly, the Internal Evaluation Committee and the Corporate Governance and People Committee).

In addition to the general terms and conditions set forth in this Restricted Stock Plan and the Award Grant Criteria, the terms and conditions of each Award granted to each Beneficiary will be fixed by the execution of Terms of Membership between the Company and the Beneficiaries.

The Corporate Governance and People Committee, subject to the approval of the Board of Directors, may subject the grant of the Award to certain conditions, as well as impose restrictions on the transfer of the Restricted Shares to which the Beneficiaries are entitled, and may also reserve to the Company repurchase options and/or preemption rights in case of disposal by the Beneficiary of such same Restricted Shares.

f.       criteria for setting the acquisition or exercise price

The exercise price of the Options under the Stock Option Plan will be calculated based on the volume-weighted average price of shares of the same type registered in the thirty-six (36) months preceding the Grant Date, which is the date on which the Board of Directors will determine the number of Options to be granted to the Beneficiaries.

The exercise price will be paid by the holders of Options in cash, in cash or, exceptionally, under other conditions determined by the Committee, respecting the minimum realization provided by law in the case of the issue of new shares.

In the case of the Company’s Restricted Stock Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the grant date of each exercise, the fair price fixed for three (3) years is used. The Restricted Stock Plan consists of the Beneficiary’s right to exercise Restricted Stock at the end of the vesting period. The market price of the shares on the transfer date is used as a measure of this benefit. For purposes of granting the Award, the Company will not establish a price at the time of grant. Likewise, the Company will not charge any amount by way of price upon settlement of the Award pursuant to Item 9 of the Restricted Stock Plan. The purpose of the Restricted Stock Plan is to give the Beneficiary the economic effect of holding Restricted Stock during the vesting period.

g.       criteria for fixing the term of acquisition or exercise

Regarding the Stock Option Plan, without prejudice to the other terms and conditions established in the respective Adhesion Instruments, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

(i)       Twenty percent (20%) of the Options may be exercised after the first anniversary of the Grant Date;

(ii)       Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Grant Date;

(iii)       30% (thirty percent) of the Options may be exercised after the 3rd anniversary of the Grant Date;

(iv)       30% (thirty percent) of the Options may be exercised after the 4th anniversary of the Grant Date;

The exercise of the totality of the Options granted will only be allowed after the elapsing of a minimum term of four (4) years as of the Date of Granting.

The Stock Option Plan became effective upon approval by the Company’s General Meeting and will remain in effect for a period of ten (10) years as of such approval.

In the case of the Restricted Stock Plan, there is no deadline for exercising options, but a deadline for making the delivery of Restricted Stock. Without prejudice to the other terms and conditions set forth in the respective Adhesion Instruments, the transfer of all the Restricted Shares arising from the Awards granted will only be allowed after the elapsing of a minimum term of three (03) years from the Date of Granting.

The Restricted Stock Plan became effective upon approval by the Company’s General Meeting of Shareholders on October 7, 2020, (“Option Plan” and “Restricted Stock Plan”), will remain in force for a period of 10 (ten) years from that date.

h.       form of settlement

Under the Stock Option Plan, Options will be liquidated upon delivery of Shares by the Company to Beneficiaries or compulsorily after 10 years if not exercised by the beneficiary. In order to satisfy the exercise of the Options under the Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the authorized capital limit or sell shares held in treasury.

In relation to the Restricted Stock Plan, there is no settlement of options, but rather settlement of Awards. The Awards will be settled by the delivery of Restricted Shares by the Company to the Beneficiaries. The Company may, at the discretion of the Board of Directors, transfer to the Beneficiaries the preferred shares issued by the Company held in treasury.

i.       restrictions on the transfer of the shares

In relation to the Stock Option Plan, the Committee may establish restrictions on the transfer of Shares, as well as establish preemption rights, price and conditions for their repurchase, including those shares that may be acquired by virtue of bonus, split, subscription or any other form of acquisition, provided that such holder’s rights have originated from this Plan.

Regarding the Restricted Stock Plan, the Committee may establish restrictions on the transfer of Restricted Stock, as well as establish preemption rights, price and conditions for its repurchase, including those shares that may be acquired by virtue of bonus, split, subscription or any other form of acquisition, provided that such holder’s rights have originated from the Restricted Stock Plan. All transfers of restricted shares determined by this Plan presuppose the respective agreement of the Beneficiaries

j.       criteria and events that, when verified, will cause the suspension, alteration or termination of the plan

Under both the Stock Option Plan and the Restricted Stock Plan, it will be the exclusive responsibility of the Company’s General Meeting to modify these Plans, as well as to create new performance or incentive plans based on the granting of options or awards issued by the Company. Furthermore, any significant legal changes in the regulation of joint stock companies, publicly-held companies, labor legislation and/or the tax effects of a stock option plan or an incentive plan based on the granting of awards, may lead to a complete revision of these Plans, which will be submitted to the Meeting.

The Stock Option Plan and the Restricted Stock Plan may be terminated at any time by decision of the General Meeting or upon the occurrence of the following events:

(i)       reorganization of the Company, as defined below;

(ii)       dissolution or liquidation of the Company;

(iii)       cancellation of its registration as a publicly-held company;

(iv)       expiration of its term; or

(v)       resolution of the shareholders to terminate the Plan.

Company reorganization is considered to be: the merger, consolidation, spin-off or reorganization of Gol, in which the remaining company is not Gol or a company of the Gol group, or the substantial sale of all the Company’s assets, or the transfer of the Company’s control.

There are no plans to suspend the Stock Option Plan or the Restricted Stock Plan.

k.       effects of a manager’s leaving the Company’s bodies on his rights under the share-based compensation plan

No provision of the Plan confers rights on the beneficiaries regarding the guarantee of permanence as the employee or provider of services, as well as of our subsidiaries, or will in any way interfere with our or our subsidiaries’ right, subject to the legal conditions and those of the employment contract or service agreement, as the case may be, to terminate at any time the employment relationship with the Participant. Nothing in the Plan shall confer on any option holder any rights with respect to his or her continuance until the end of his or her term of office as an officer or member of management, or interfere in any way with our or our subsidiaries’ right to remove him or her or to ensure his or her reelection to office.

With regard to the Stock Option Plan, in the event of termination on our, our subsidiary’s or the Participant’s initiative, for any reason whatsoever, except for just cause, all options and shares granted to the Participant and not yet exercisable will be automatically extinguished by operation of law, regardless of prior notice or compensation. Nevertheless, the option holder will be entitled to exercise the options already exercisable on the dismissal date within a period not subject to extension of ninety (90) days, counted from the dismissal date, and upon payment in cash. In addition, if the shares subscribed or acquired under the Plan are not fully paid up or paid, the participant will have a period of ninety (90) days from dismissal to make the full payment or will have the number of shares reduced in proportion to the amount effectively contributed or paid.

Regarding the Restricted Stock Plan, in case of termination of beneficiaries by the Company’s interest, except for just cause, the beneficiary will have the right to review a quantity of restricted shares proportional to the transferred vesting period.

In case the dismissal of the holder of options, shares or its subsidiary occurs due to just cause, all the options that have been granted but are not yet exercisable will be automatically extinguished by operation of law, regardless of prior notice or compensation. Nevertheless, the holder of the options will have the right to exercise the options already exercisable on the date of dismissal, and against payment in cash. No provision of the Stock Option Plan or the Restricted Stock Plan shall confer rights on the Beneficiaries related to the guarantee of permanence as a manager or employee of the Company or of companies under its control or interfere in any way with the right of the Company or of companies under its control, subject to the legal conditions and those of the employment contract, to terminate at any time the relationship with the Beneficiaries. No provision of these Plans shall confer on the Beneficiaries rights concerning their permanence until the end of their term of office as Vice-President, Officer or member of management, or interfere in any way with the right of the Company or of companies under its control to dismiss them, nor will it assure the right to be reelected to office.

If the Termination of the Beneficiaries in the Options Plan and/or in the Restricted Stock Plan occurs due to the Beneficiaries’ interest or due to just cause, all the Options and Awards that have been granted and that are within the Vesting period shall be automatically terminated by operation of law, regardless of prior notice or compensation.

ITEM FRE 8.5 SHARE-BASED COMPENSATION (STOCK OPTIONS)

Provided for the fiscal year ended 12/31/2023
	Board of Directors	Statutory Executive Board
Total no. of members	NA	4
N° of remunerated members	NA	4
Weighted average exercise price:	NA	R$ 9,30
Of the options outstanding at the beginning of the fiscal year	NA	R$ 47.675.292,56
Of the options forfeited and expired during the fiscal year	NA	R$ 1.884.798,17
Of the options exercised during the fiscal year	NA	R$0
Potential dilution in case of exercise of all outstanding options	NA	1,22%

Fiscal year ended on 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	NA	4
N° of remunerated members	NA	4
Weighted average exercise price:	NA	R$ 9,00
Of the options outstanding at the beginning of the fiscal year	NA	R$ 41.360.755,16
Of the options forfeited and expired during the fiscal year	NA	R$ 0
Of the options exercised during the fiscal year	NA	R$0
Potential dilution in case of exercise of all outstanding options	NA	1,09%

Fiscal year ended on 12/31/2021
	Board of Directors	Statutory Executive Board
Total no. of members	NA	4
N° of remunerated members	NA	4
Weighted average exercise price:	NA	R$ 7,47
Of the options outstanding at the beginning of the fiscal year	NA	R$ 31.135.743,39
Of the options forfeited and expired during the fiscal year	NA	R$ 0
Of the options exercised during the fiscal year	NA	R$ 238.262,80
Potential dilution in case of exercise of all outstanding options	NA	1,05%

Fiscal year ended on 12/31/2020
	Board of Directors	Statutory Executive Board
Total no. of members	NA	4
N° of remunerated members	NA	4
Weighted average exercise price:	NA	R$ 6,16
Of the options outstanding at the beginning of the fiscal year	NA	R$ 23.701.516,02
Of the options forfeited and expired during the fiscal year	NA	R$ 0
Of the options exercised during the fiscal year	NA	R$ 161.837,40
Potential dilution in case of exercise of all outstanding options	NA	1,08%

ITEM FRE 8.6 STOCK OPTION GRANTS

Provided for the fiscal year ended 12/31/2023
	Board of Directors	Statutory Executive Board
Total no. of members	10	4
N° of remunerated members	0	4
Date Granted	NA	30/04/2023
Number of options granted	NA	1.498.708
Deadline for options to become exercisable	NA	30/04/2027
Maximum term for exercising options	NA	30/04/2033
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	R$ 6,22
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	R$ 9.321.963,76

Fiscal year ended on 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
Date Granted	NA	30/04/2022
Number of options granted	NA	1.370.122
Deadline for options to become exercisable	NA	30/04/2026
Maximum term for exercising options	NA	30/04/2032
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	R$ 6,26
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	R$ 8.576.963,72

Fiscal year ended on 12/31/2021
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Date Granted	NA	30/04/2021
Number of options granted	NA	224.469
Deadline for options to become exercisable	NA	30/04/2025
Maximum term for exercising options	NA	30/04/2031
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	R$ 14,44
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	R$ 3.241.332,36

Fiscal year ended on 12/31/2020
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Date Granted	NA	30/04/2020
Number of options granted	NA	261.757
Deadline for options to become exercisable	NA	30/04/2024
Maximum term for exercising options	NA	30/04/2030
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	R$ 14,44
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	R$ 3.779.771,08

ITEM FRE 8.7 OUTSTANDING STOCK OPTIONS

Below are consolidated data referring to outstanding stock options, in view of the need to protect managers´ sensitive information, as well as maintaining the Company's standard of information disclosure

Fiscal year ended 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
In relation to options not yet exercisable
Quantity	NA	1.706.751
Date on which they become exercisable	NA	30/04/2026
Maximum term for exercising options	NA	30/04/2032
Term of restriction on transfer of shares	NA	NA
Weighted average exercise price	NA	R$ 12,34
Fair value of options on the last day of the fiscal year	NA	R$ 21,061,307.34
Regarding exercisable options
Quantity	NA	4.594.140
Maximum term for exercising options	NA	30/04/2031
Term of restriction on transfer of shares	NA	NA
Weighted average exercise price	NA	R$ 9,00
Fair value of options on the last day of the fiscal year	NA	R$ 41,347,260.00
Fair value of total options on the last day of the fiscal year	NA	R$ 35,852,311.75

ITEM FRE 8.8 STOCK OPTIONS EXERCISED

Options Exercised - Fiscal Year ended 12/31/2022
	Board of Directors	Statutory Executive Board
Total number of members	8	4
No. of remunerated members	0	4
Number of shares	NA	0
Weighted average exercise price	NA	R$ 0
Weighted average market price of shares related to options exercised	NA	R$ 0
Multiplication of total options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	NA	R$ 0

Options Exercised - Fiscal Year ended 12/31/2021
	Board of Directors	Statutory Executive Board
Total number of members	9	4
No. of remunerated members	0	4
Number of shares	NA	90.940
Weighted average exercise price	NA	R$ 2,62
Weighted average market price of shares related to options exercised	NA	R$ 27,52
Multiplication of total options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	NA	R$ 2.264.483,20

Options Exercised - Fiscal Year ended 12/31/2020
	Board of Directors	Statutory Executive Board
Total number of members	9	4
No. of remunerated members	0	4
Number of shares	NA	61.770
Weighted average exercise price	NA	R$ 2,62
Weighted average market price of shares related to options exercised	NA	R$ 25,39
Multiplication of total options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	NA	R$ 1.406.582,40

ITEM FRE 8.9 SHARE-BASED COMPENSATION (SHARES TO BE DELIVERED DIRECTLY TO THE BENEFICIARIES)

Provided for the fiscal year ended 12/31/2023
	Board of Directors	Statutory Executive Board
Total no. of members	10	4
N° of remunerated members	0	4
Potential dilution in case all shares are granted to beneficiaries	0%	0,07%

Fiscal year ended on 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
Potential dilution in case all shares are granted to beneficiaries	0%	0,00%

Fiscal year ended on 12/31/2021
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Potential dilution in case all shares are granted to beneficiaries	0%	0,04%

Fiscal year ended on 12/31/2020
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Potential dilution in case all shares are granted to beneficiaries	0%	0,09%

ITEM FRE 8.10 CONCESSION OF SHARES

Provided for the fiscal year ended 12/31/2023
	Board of Directors	Statutory Executive Board
Total no. of members	10	3
N° of remunerated members	0	3
Grant date	NA	04/30/2023
Number of shares granted	NA	295.107
Maximum term for delivery of shares	NA	04/30/2026
Restriction period for the transfer of shares	NA	NA
Fair value of shares on the grant date	NA	10,26
Multiplying the number of shares granted by the fair value of the shares on the grant date	NA	R$ 3.027.797,82

Fiscal year ended 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
Grant date	NA	04/30/2022
Number of shares granted	NA	207.562
Maximum term for delivery of shares	NA	04/30/2025
Restriction period for the transfer of shares	NA	NA
Fair value of shares on the grant date	NA	10,26
Multiplying the number of shares granted by the fair value of the shares on the grant date	NA	R$ 2.129.586,12

Fiscal year ended 12/31/2021
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Grant date	NA	04/30/2021
Number of shares granted	NA	292.640
Maximum term for delivery of shares	NA	04/30/2024
Restriction period for the transfer of shares	NA	NA
Fair value of shares on the grant date	NA	20,57
Multiplying the number of shares granted by the fair value of the shares on the grant date	NA	R$ 6.019.604,80

Fiscal year ended 12/31/2020
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Grant date	NA	04/30/2020
Number of shares granted	NA	275.627
Maximum term for delivery of shares	NA	04/30/2023
Restriction period for the transfer of shares	NA	NA
Fair value of shares on the grant date	NA	20,57
Multiplying the number of shares granted by the fair value of the shares on the grant date	NA	R$ 5.669.647,39

ITEM FRE 8.11 SHARES DELIVERED

Fiscal year ended on 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
No. of shares	NA	0
Weighted average acquisition price	NA	0
Weighted average market price of the acquired shares	NA	0
Multiplication of the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	NA	0

Fiscal year ended on 12/31/2021
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
No. of shares	NA	151.687
Weighted average acquisition price	NA	NA
Weighted average market price of the acquired shares	NA	R$ 23,45
Multiplication of the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	NA	R$ 3.557.060,15

Fiscal year ended on 12/31/2020
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
No. of shares	NA	306.676
Weighted average acquisition price	NA	NA
Weighted average market price of the acquired shares	NA	R$ 12,40
Multiplication of the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	NA	R$ 3.802.782,40

ITEM FRE 8.12 STOCK/OPTIONS PRICING

a.       pricing model

The fair value of the stock options was estimated on the date the options were granted using the Black-Scholes option pricing model. The Black-Scholes model is an econometric model commonly used to value this type of asset and calculates the fair value of an option based on certain assumptions such as the probability of distribution of the underlying asset, the exercise price of the option, the risk-free interest rate, the expected dividends on the underlying asset, and the term of maturity of the option.

In the case of the Company’s Restricted Stock Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the grant date of each fiscal year, the volume-weighted average value of shares of the same type in the last 36 (thirty-six) months prior to the grant date is used and these are fixed for the next 3 (three) grants. The Restricted Stock Plan consists of the Beneficiary’s right to exercise Restricted Stock at the end of the vesting period.  The market price of the shares on the transfer date is used as a measure of this benefit. For purposes of granting the Award, the Company will not establish a price at the time of grant.  Likewise, the Company will not charge any amount by way of price at the time of settlement of the Premium. The purpose of the Restricted Stock Plan is to give the Beneficiary the economic effect of holding Restricted Stock during the vesting period.

b.       data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option life, expected dividends and the risk-free interest rate

The assumptions used in the Black-Scholes option pricing model for determining fair value are listed below:

Model Assumptions	Assumptions used
Calculation date	In accordance with CPC 10 R1 - Share Based Payment, the stock options were measured on the date the respective plan was granted.
Share price	It was determined using as a basis the volume-weighted average of the last 36 (thirty-six) months of the option’s underlying asset at the date the respective plan was granted.
Strike price	The exercise price of the options is determined by the average price of the shares traded on the stock exchange by the Company, weighted by volume and registered in the thirty-six (36) months preceding the date of the granting of the respective plan.

Expected volatility	The expected volatility is based on the historical volatility of the last 8 years of the Company’s shares traded on the stock exchange, in line with the average term of the plan.
Option term	For the plans granted by the Company, 4 tranches of 10/9/8/7 year maturities and 20%/20%/30%/30% representativeness, respectively, were considered. The average resulting term is 8.3 years.
Expected Dividends	The dividend yield represents the ratio between the dividend per share paid in a given period and the share price in the market on the option pricing date.
Risk-free interest rate	The risk-free rate was obtained from the average of the Interbank Deposit (DI) future curve between April 2021 and August 2029 (average term of 8.3 years for the plan)

In addition to the above, the assumptions associated with the pricing model were also assumed where the returns associated with the stock are normally distributed, there is no arbitration in the market, and volatility is constant over time.

Considering the above assumptions and the option grant dates, here is the information:

(*) The shares are fully transferred to the beneficiary upon the completion of the 3-year vesting period.

Data and Assumptions	8th grant	8th Grant - AR	9º grant	9th Grant - AR	10th Grant	10th Grant - AR	11th grant	11th Grant - AR	12th grant	12th Grant - AR
Date Granted	19/10/2012	19/10/2012	13/05/2013	13/05/2013	12/08/2014	12/08/2014	11/08/2015	11/08/2015	30/09/2016	30/09/2016
Option exercise price	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)
Weighted average share price in the market	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)
Fair value of the option on the grant date	5,32	9,7	6,54	12,76	7,98	11,31	3,37	9,35	1,24	2,62
Estimated stock price volatility	52,25%	52,25%	46,91%	46,91%	52,66%	52,66%	55,57%	55,57%	98,20%	98,20%
Expected Dividend	0,0226	(*)	0,02	(*)	0,0327	(*)	0,0506	(*)	6,59%	(*)
Risk-free rate of return	9,00%	9,00%	7,50%	7,50%	11,00%	11,00%	13,25%	13,25%	14,25%	14,25%
Option duration (in years)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)

Data and Assumptions	13th grant	13th Grant - AR	14º grant	14th Grant - AR	15th grant	16th grant	16th Grant - AR
Date Granted	08/08/2017	08/08/2017	30/04/2018	30/04/2018	30/04/2019	30/04/2020	30/04/2020
Option exercise price	8,44	N/A (*)	20,18	N/A (*)	25,40	20,57	N/A (*)
Weighted average share price in the market	8,44	N/A (*)	20,18	N/A (*)	25,40	20,57	N/A (*)
Fair value of the option on the grant date	7,91	8,44	12,51		12,10	14,44
Estimated stock price volatility	80,62%	80,62%	55,58%	55,58%	61,98%	71,37%	71,37%%
Expected Dividend	1,17%	(*)	0,53%	0,60%	2,83%	0,92%	(*)
Risk-free rate of return	11,25%	11,25%	6,50%	6,50%	9,05%	6,24%	6,24%%
Option duration (in years)	10	N/A (*)	10	N/A (*)	10	8,3	N/A (*)

Data and Assumptions	17th grant	17th Grant - AR
Date Granted	30/04/2021	30/04/2021
Option exercise price	21,05	N/A (*)
Weighted average share price in the market	21,05	N/A (*)
Fair value of the option on the grant date	14,44
Estimated stock price volatility	71,37%	71,37%%
Expected Dividend	0,92%	(*)
Risk-free rate of return	6,24%	6,24%%
Option duration (in years)	8,3	N/A (*)

Data and Assumptions	18th grant	18th Grant - AR
Date Granted	30/04/2022	30/04/2022
Option exercise price	10,26	N/A (*)
Weighted average share price in the market	10,26	N/A (*)
Fair value of the option on the grant date	6,22
Estimated stock price volatility	71,37%	71,37%%
Expected Dividend	0,92%	(*)
Risk-free rate of return	6,24%	6,24%%
Option duration (in years)	8,3	N/A (*)

c.       method used and assumptions made to incorporate the expected effects of early exercise

For all plans awarded until 2009, the options become exercisable respecting the vesting period stipulated by the plan at the rate of 20% per year and can be exercised in up to 10 years after the grant date.

Due to changes made to this Stock Option Plan, approved by the Annual and Extraordinary Shareholders’ Meeting held on April 30, 2010, for options granted as of 2010, became fully available for exercise after the third anniversary of the option grant, according to the following schedule:

(a) Up to twenty percent (20%) of the total options granted may be exercised as of the first anniversary of the option grant;

(b) Additionally, up to 30% (thirty percent) from the second anniversary of the option grant; and

(c) 50% (fifty percent) remaining can be exercised as of the third anniversary.

These plans do not have clauses that allow the early exercise of the options granted. In compliance with CPC 10 R1, we incorporate the effects of the expenses with the stock plans, considering the fair value of the option calculated according to the methodology explained above, respecting the vesting periods for each plan so that the expenses respect the vesting period under the plan.

On October 19, 2012, the Company’s new Stock Option Plan was approved. In relation to this current and effective Plan, without prejudice to the other terms and conditions established in the respective Adhesion Instruments, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

(i)            Twenty percent (20%) of the Options may be exercised after the first anniversary of the Grant Date;

(ii)           30% (thirty percent) of the Options may be exercised after the 2nd anniversary of the Grant Date; and

(iii)          50% (fifty percent) of the Options may be exercised after the 3rd anniversary of the Grant Date.

(iv)          The exercise of the totality of the Options granted will only be allowed after the elapse of a minimum term of three (3) years as of the Date of Granting.

On July 30, 2020 the Company’s new Stock Option Plan was approved. In relation to this current and effective Plan, without prejudice to the other terms and conditions established in the respective Adhesion Instruments, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

(i)          Twenty percent (20%) of the Options may be exercised after the first anniversary of the Grant Date;

(ii)          Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Grant Date;

(iii)         30% (thirty percent) of the Options may be exercised after the 3rd anniversary of the Grant Date;

(iv)          30% (thirty percent) of the Options may be exercised after the 4th anniversary of the Grant Date;

(v)           The exercise of the totality of the Options granted will only be allowed after the elapsing of a minimum term of 4 (four) years as of the Date of Granting.

The Beneficiary who wishes to exercise his or her Option must notify the Company of his or her intention to do so, by means of a letter in writing addressed to the Company’s Executive Board of People and Culture, indicating the number of Options he or she wishes to exercise.

Options not exercised within the stipulated terms and conditions will be considered automatically extinct, without right to compensation, observing the maximum term of the Options.

The Board of Directors may determine the suspension of the right to exercise Options whenever situations occur which, under the terms of the law or regulations in force, restrict or prevent the trading of Shares by Beneficiaries.

d.       how to determine the expected volatility

The expected volatility is based on the historical volatility of the last 2,016 business days of the Company’s shares traded on the stock exchange, taking into account the last 8 years and a base of 252 business days per year.

e.       whether any other features of the option have been incorporated into the measurement of its fair value

All the relevant characteristics for the fair value measurement have been described in the letters above.

ITEM FRE 8.13 PARTICIPATIONS HELD BY BODY

Below is the shareholding held in the issuer by the members of the Company's corporate bodies, with base date December 31, 2022, according to the consolidated information provided by the issuer in the Securities Negotiated and Held Form (Article 11 of CVM Resolution No. 44/ 21), relating to the closing month of the last fiscal year

Body	Common stock	Preferred Stock
Board of Directors*	2.863.682.570	115,814,847
Board of Executive Officers	0	874.895
Fiscal Council	0	13,123

*The Issuer's shares that are held through the Holding of non-financial institutions Aller Participações S.A, Path-Brazil LLC and ABRA Mobi LLP (the latter controlled by MOBI Fundo de Investimento em Ações Investimento no Exterior) - appear in the heading referring to the Board of Directors, in view of its control by members of the Board of Directors (Constantino de Oliveira Junior, Ricardo Constantino and Joaquim Constantino Neto).

MOBI Fundo de Investimento em Ações Investimento no Exterior holds indirect control of the Company, through the Company’s shareholder ABRA Mobi LLP, holding the status of controller of the Company together with the shareholders Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino and Joaquim Constantino Neto. With that in mind, we detail the arrangement of the shares of the ultimate beneficiaries that control the fund:

MOBI FIA Fundo de Investimento em Ações - Investimento no Exterior
Quotaholders	Percentage	Quotas
Constantino de Oliveira Junior	25,0000%	246.368.798,487155
Henrique Constantino	25,0000%	246.368.798,487155
Ricardo Constantino	25,0000%	246.368.798,487155
Joaquim Constantino Neto	25,0000%	246.368.798,477155
Total	100%	985.475.193,938620

ITEM FRE 8.14 PENSION PLANS

Not applicable, as there are no corporate pension plans in place.

ITEM FRE 8.15 MINIMUM, AVERAGE AND MAXIMUM REMUNERATION

2022	Board of Directors	Statutory Executive Board	Fiscal Council
Number of members	8	4	3
Number of remunerated members	6	4	3
Amount of the highest individual remuneration (in R$)	585.219,36	5.463.841,10	158.400,00
Amount of the lowest individual remuneration (in R$)	55.981,53	1.977.023,97	79.770,00
Average value of individual remuneration (in R$)	307.869,42	3.231.228,60	119.723,33

2021	Board of Directors	Statutory Executive Board	Fiscal Council
Number of members	9	4,00	3,00
Number of remunerated members	7	4	3
Amount of the highest individual remuneration (in R$)	585.600,00	8.782.164,19	158.400,00
Amount of the lowest individual remuneration (in R$)	32.428,76	1.383.898,46	143.000,00
Average value of individual remuneration (in R$)	258.290,35	4.202.932,15	153.266,67

2020	Board of Directors	Statutory Executive Board	Fiscal Council
Number of members	9	4,00	3,00
Number of remunerated members	7	4	3
Amount of the highest individual remuneration (in R$)	468.446,05	7.508.933,39	111.212,96
Amount of the lowest individual remuneration (in R$)	29.468,04	1.199.152,78	77.000,00
Average value of individual remuneration (in R$)	305.015,47	3.599.899,07	97.937,65

*The Company defined as a rule the reporting of the average value of individual remuneration in general, considering the global average, and not by dividing the members, this because there is a considerable disparity in values that end up leading to errors in the assessment and exposure of sensitive information of the administrators

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ITEM FRE 8.16 COMPENSATION OR INDEMNIFICATION MECHANISMS FOR MANAGERS IN CASE OF DISMISSAL OR RETIREMENT

We have Civil Liability insurance for Directors, Officers and/or Managers - D&O (Directors & Officers) that guarantees coverage to the insured in case of third-party claims related to management acts performed in the exercise of the company’s management attributions. The current premium for our Directors and Officers liability (D&O) insurance is USD 4,247,715.18. The maximum guarantee limit is USD 25,000,000.00.

The Company’s current policy is that there is no mechanism of remuneration or compensation for directors in case of dismissal or retirement.

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ITEM FRE 8.17 PERCENTAGE IN THE TOTAL COMPENSATION HELD BY MANAGERS AND FISCAL COUNCIL MEMBERS WHO ARE RELATED PARTIES TO THE CONTROLLING SHAREHOLDERS IN RELATION TO THE CURRENT FISCAL YEAR AND THE LAST THREE FISCAL YEARS.

The table below indicates the percentage in total compensation held by members of the board of directors, statutory executive board, and fiscal council who are related parties to the direct or indirect controlling shareholders in the last three fiscal years and in the current fiscal year:

Forecast for the current fiscal year ended December 31, 2023
Board of Directors	Board of Directors	Fiscal Council
5,4%	37,4%	0,9%

Year ended December 31, 2022
Board of Directors	Board of Directors	Fiscal Council
3,9%	33,4%	0,6%

Year ended December 31, 2021
Board of Directors	Board of Directors	Fiscal Council
4,6%	30,2%	0,6%

Year ended December 31, 2020
Board of Directors	Board of Directors	Fiscal Council
3,9%	33,4%	0,6%

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ITEM FRE 8.18 REMUNERATION OF MANAGERS AND FISCAL COUNCIL MEMBERS RECEIVED FOR ANY REASON OTHER THAN THEIR POSITION

The tables below indicate the compensation of members of the board of directors, statutory executive board, and fiscal council for any reason other than their position recognized in the Company’s income statement in the last three fiscal years and that provided for the current fiscal year.

2023	Board of Directors	Board of Directors	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	0	0	0	0
Advisory Services	0	0	0	0

2022	Board of Directors	Board of Directors	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	999.432,51	0	0	999.432,51
Advisory Services	0	0	0	0

2021	Board of Directors	Board of Directors	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	0	0	0	0
Advisory Services	0	0	0	0

2020	Board of Directors	Board of Directors	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	1.393.863,46	0	0	1.393.863,46
Advisory Services	0	0	0	0

128

ITEM FRE 8.19 COMPENSATION OF MANAGEMENT AND FISCAL COUNCIL MEMBERS RECOGNIZED IN THE INCOME OF DIRECT OR INDIRECT PARENTS, COMPANIES UNDER COMMON CONTROL, AND SUBSIDIARIES OF THE COMPANY

Expected remuneration due to the exercise of the position in the Company

Fiscal year 2023 - compensation received due to the exercise of the position at the issuer

2023	Board of Directors	Board of Directors	Fiscal Council	Total
Direct and indirect parents	0	0	0	0
Subsidiaries of the issuer	0	16.549.901,04		16.549.901,04
Companies under common control	0	0	0	0

Fiscal year 2022 - compensation received due to the exercise of the position at the issuer

2022	Board of Directors	Board of Directors	Fiscal Council	Total
Direct and indirect parents	0	0	0	0
Subsidiaries of the issuer	0	10.362.809,05	0	10.362.809,05
Companies under common control	0	0	0	0

Fiscal year 2021 - compensation received due to the exercise of the position at the issuer

2021	Board of Directors	Board of Directors	Fiscal Council	Total
Direct and indirect parents	0	0	0	0
Subsidiaries of the issuer	0	8.236.293,34	0	8.236.293,34
Companies under common control	0	0	0	0

129

Fiscal year 2020 - other remunerations received, specifying the titles in which they were attributed

2020	Board of Directors	Board of Directors	Fiscal Council	Total
Direct and indirect parents	0	0	0	0
Subsidiaries of the issuer	0	6.504.716,09	0	6.504.716,09
Companies under common control	0	0	0	0

Remark:

The Executives have a controlling relationship with Gol Linhas Aéreas S.A, and the values are already included in the total remuneration of item 8.1 and 8.2, which includes: Salaries, Benefits, charges and Bonuses.

There are no other remunerations received for the years 2021 and 2022, in view of the impact of the COVID-19 pandemic on the Company's financial results.

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ITEM FRE 8.20 OTHER RELEVANT INFORMATION

There is no relevant information.

131

3.	ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE ON THE COMPANY’S FINANCIAL STATEMENTS

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), and is comprised of three independent members that make up the Board of Directors, who are elected by the directors on an annual basis, one of them being qualified as a Financial Expert. The CAE has as its main functions, according to its internal regulations: to supervise the quality and integrity of the reports and financial statements, the adherence to legal, regulatory and statutory rules, the adequacy of the processes related to risk management, internal control policies and procedures, and the activities of the internal auditors. Additionally, the CAE supervises the work of the independent auditors, including their independence, the quality and adequacy of the services provided, as well as any divergences of opinion with management, and approves the fees charged by them.

Supervises the disposition of the independent auditors on their registration and exercise of the auditing activity in the Brazilian securities market (CVM), besides performing the Audit Committee function, in compliance with the Sarbanes Oxley Act, to which the Company is subject as it is a company registered with the Securities and Exchange Commission (“SEC”). The transactions with related parties, the activities related to risk monitoring and compliance, and the functioning of the complaints and information channel convened are also supervised by the CAE.

The activities developed by CAE, through the holding of 6 (six) meetings in the year ended December 31, 2022 comprise:

The CAE coordinator set the agendas and chaired the CAE meetings;

Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the 2022 fiscal year;

Supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit about improvements in the internal control environment are discussed with the responsible managers/officers with the aim of continuous improvements being implemented.

Supervised and reviewed the effectiveness, quality, and integrity of internal control mechanisms in order to, among other things, monitor compliance with the provisions related to the integrity of financial statements, including quarterly financial information and other interim statements;

132

Jointly with the Management and the internal auditors, it supervised contracts of several natures between the Company or its subsidiaries, on one side, and the controlling shareholder, on the other side, in order to check the adequacy to the Company’s policies and controls regarding related party transactions;

He met with the independent auditors, Ernst & Young Auditores Independentes S/S Ltda., for purposes of compliance with CVM and U.S. Securities and Exchange Commission requirements, having dealt with the following subjects, among others: the hiring, relationship and communication between the CAE and the external auditors, the scope of the auditors’ work, as well as the conclusions presented through the execution of the independent auditors’ work plan; and

Prepared the report on the activities and functioning of the CAE during the year 2022, following good corporate governance practices as well as the applicable regulations.

Internal Control Systems

Based on the agenda set for fiscal year 2022, CAE dealt with the main themes related to the Company’s internal controls, evaluating the risk mitigation actions and the commitment of the senior management to its continuous improvement.

As a result of the meetings with the internal areas of the Company, the Statutory Audit Committee had the opportunity to offer the Board of Directors suggestions for improving the processes, overseeing the results already obtained in 2022.

Based on the work developed throughout the year, the CAE believes that the internal control system of the Company and its subsidiaries is appropriate for the size and complexity of its business and structured to ensure the efficiency of its operations, the systems that generate the financial reports, as well as compliance with the applicable internal and external regulations.

Corporate Risk Management

The members of the CAE, in the exercise of their legal attributions and responsibilities, received information from Management about the relevant corporate risks, including continuity risks, making their evaluations and recommendations to increase the effectiveness of the risk management processes, directly at the meetings of the Board of Directors, contributing to and ratifying the actions implemented in 2022.

133

Conclusion

The CAE considered the facts submitted to it on the occasion of the work carried out and described in this Report as adequate, recommending in its opinion the approval of the Company’s audited financial statements for the year ended December 31, 2022.

São Paulo, March 27, 2023

GERMÁN PASQUALE QUIROGA VILARDO

Full member of the Statutory Audit Committee

MARCELA DE PAIVA BOMFIM TEIXEIRA

Full member of the Statutory Audit Committee

PHILIP SCHIEMER

Full member of the Statutory Audit Committee

134

4.       STATEMENT BY THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE COMPANY’S FINANCIAL STATEMENTS

In compliance with the provisions contained in art. 27, paragraph 1, item VI, of CVM Resolution No. 80, dated March 29, 2022, as amended, the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) declare that they have discussed, reviewed and agreed with the financial statements for the year ended December 31, 2022.

São Paulo, March 27, 2023

RICHARD FREEMAN LARK, JR.

Vice President of Finance and DRI

CELSO GUIMARAES FERRER JUNIOR

CEO

135

5.       STATEMENT BY THE MANAGEMENT THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE OPINIONS EXPRESSED IN THE INDEPENDENT AUDITORS’ REPORT

In compliance with the provisions contained in art. 27, paragraph 1, item V, of CVM Resolution No. 80, of March 29, 2022, as amended, the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) state that they have discussed, reviewed and agreed with the opinion expressed by Ernst & Young Auditores Independentes in its audit report on the financial statements for the year ended December 31, 2022.

São Paulo, March 27, 2023

RICHARD FREEMAN LARK, JR.

Vice President of Finance and DRI

CELSO GUIMARAES FERRER JUNIOR

CEO

136

6. OPINION OF THE FISCAL COUNCIL

In compliance with the provisions contained in art. 27, paragraph 1, item III, of CVM Resolution No. 80, dated March 29, 2022, as amended, the Fiscal Council of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the exercise of its legal and statutory attributions, having examined the Management Report, the Balance Sheet, the Income Statement, the Comprehensive Income Statement, the Statement of Changes in Net Worth, the Cash Flow Statement, the Value Added Statement, and the respective individual and consolidated Explanatory Notes for the fiscal year ended December 31, 2022, and accompanied by the Independent Auditors’ report, is of the opinion that the aforementioned documents adequately reflect the equity situation and the economic-financial position of the Company on December 31, 2022, recognizing that they are in conditions to be deliberated on by the Company’s Annual General Meeting.

São Paulo, March 27, 2023

RENATO CHIODARO

Chairman of the Fiscal Council

MARCELO AMARAL MORAES

Full member of the Fiscal Council

CARLA ANDREA FURTADO COELHO

Full member of the Fiscal Council

137

7. STATEMENT BY OF THE CANDIDATES TO THE BOARD OF DIRECTORS

(According to article 7, item I of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended)

Messrs. Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava and Mrs. Marcela de Paiva Bomfim Teixeira submitted to the Company their own signed statement, attesting their compliance with the independence criteria established in article 6 of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended, attesting each one individually, that:

(i) he/she not a direct or indirect controlling shareholder of the Company;

(ii) the exercise of his/her voting rights at Board of Directors meetings is not subject to a shareholders' agreement whose purpose includes matters related to the Company;

(iii) he/she is not a spouse, partner or direct relative or collateral in the first or second degree in relation to any controlling shareholder of the Company, any administrator of the Company or any administrator of the controlling shareholders of the Company;

(iv) he/she has not been, in the last 3 (three) years, an employee or officer of the Company, of the subsidiaries, affiliates or companies under common control of the Company or of the Company's controlling shareholders;

(v) he/she does not have commercial relations with the Company, its subsidiaries, affiliates or companies under common control or with the Company's controlling shareholders;

(vi) he/she does not have a relationship by affinity up to the second degree with the Company's controlling shareholder, Company administrator or administrator of the Company's controlling shareholder;

(vii) he/she does not hold a position in a company or entity that has commercial relations with the Company or its controlling shareholders, who have decision-making power in relation to the conduct of the activities of said company or entity;

(viii) he/she does not receive any remuneration from the Company, its controlling shareholders, its subsidiaries, affiliates or companies under common control, in addition to that which it will receive, if elected, due to its position as an independent effective member of the Board of Directors of the Company or of Company Committees; It is

(ix) he/she was not a founder of the Company and does not have significant influence over it.

138

8. STATEMENT BY THE BOARD OF DIRECTORS

(According to article 7, item II of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended)

Independence of members appointed to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A.

São Paulo, March 27, 2023

We refer to the election of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) to be resolved by the Company's Annual Shareholders' Meeting, to be held on April 28, 2023, at 10 a.m. (“AGO”).

With regard to said election, in compliance with the provisions of Article 7, item II of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended (“CVM Resolution No. 80/2022”), the Board of Directors of The Company hereby expresses its understanding that, after due verification and receipt of individual statements from the candidates to the Board of Directors mentioned below, pursuant to article 7, item II of Annex K of CVM Resolution No. 80/2022, the adequacy of Messrs. Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava and Mrs. Marcela de Paiva Bomfim Teixeira, to the independence criteria provided for in Article 6 of Annex K of CVM Resolution No. 80/2022, and for this reason, such members will be considered independent members if their election is approved by the AGO.

The foregoing being all we had to fulfill for the moment,

Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

***

139

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer